Via EDGAR and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549-3561

Attention:	Mr. Larry Spirgel
Assistant Director
October 30, 2006

RE:	Deutsche Telekom AG
Form 20-F for the fiscal year ended December 31, 2005
File number: 1-14540
Filed March 14, 2006, as amended March 27, 2006
Dear Mr. Spirgel:
     Reference is made to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated September 19, 2006 addressed to Mr. Kai Uwe Ricke, Chairman of the Management Board of Deutsche Telekom AG (the “Company”). On behalf of the Company, we have responded to the Staff’s comments as set forth below. Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment. Where we have stated that we will include revised disclosures in future filings we have marked the proposed changes from the disclosures contained in our Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) identifying deleted text by striking it out and new text by underlining it.
Form 20-F/A#l
Selected Financial Data, page 4
1.	Clarify the second paragraph of page 1, the penultimate paragraph of page 4 and the final paragraph of page F-8. It is unclear to us whether there are differences in your filing between IFRS as adopted or endorsed by EU and IFRS as published by the IASB. Please advise and if applicable, include the following:
•	An audited reconciliation to IFRS as published by the IASB that contains information relating to financial statement line items and footnote disclosure equivalent to that required under IFRS as published by the IASB,

•	Selected financial data that includes information based on the reconciliation to IFRS as published by the IASB,

•	Refer to the reconciliation to IFRS as published by the IASB, in your Management’s Discussion and Analysis,

•	Discuss any differences between EU GAAP, IFRS as published by the IASB and US GAAP that your believe are necessary to the extent that they are not discussed in the reconciliation.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     As disclosed on page F-8 of our 2005 Form 20-F, our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (E.U.) and they also comply with IFRS as published by the International Accounting Standards Board (IASB). For purposes of the application of accounting standards relevant to our financial statements, there are no differences in our financial statements between IFRS as adopted by the EU and IFRS as published by the IASB. Accordingly, we do not believe that any reconciliation is required.
     In future filings, we will include disclosure clarifying this point where relevant in substance as follows:
          Second paragraph of page 1 of 2005 Form 20-F (printed version)
          Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (E.U.) as of the date of the financial statements included in this Annual Report, as well as with the regulations under commercial law set forth in Section 315a (1) HGB (Handelsgesetzbuch, the “German Commercial Code”). All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the E.U. by the European Commission; therefore, there are no differences and a reconciliation between E.U.GAAP and IFRS is not needed. The consolidated financial statements of Deutsche Telekom also comply with IFRS as published by the IASB.
          Penultimate paragraph of page 4 of 2005 Form 20-F (printed version)
          The following table presents selected consolidated financial and operating information. This selected consolidated financial and operating information should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto that are included elsewhere in this Annual Report. Unless otherwise indicated, all amounts are provided in accordance with IFRS as adopted by the European Union. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the E.U. by the European Commission; therefore, there are no differences and a reconciliation between E.U.GAAP and IFRS is not needed. The consolidated financial statements of Deutsche Telekom also comply with IFRS as published by the IASB.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

Financial Statements,
Auditors’ report, page F-l
2.	Confirm us that each accounting firm is taking full responsibility for the opinion expressed.
     Each accounting firm is taking full responsibility for the opinion expressed.
Currency translation, page F-l5
3.	Tell us what you mean by “modified closing rate method.” Define “middle rates.”
     Under the “modified closing rate method” the results and financial position of a subsidiary whose functional currency is not the euro are translated into euros using the following procedures:
a.	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

b.	Income and expenses for each income statement are translated at exchange rates at the dates of the transactions (or rates approximating those at the dates of the transactions); and

c.	All resulting exchange differences are recognized as a separate component of equity.
     The “middle rates” are the average of the bid and ask rates at closing on the respective dates.
Mobile Communications, F-24:
4.	Refer to the last sentence of the last paragraph of page F-24, which states that revenues and expenses related to sales of mobile phones, wireless data devices and accessories are recognized when products are delivered. It appears to us that certain of your retail vendors offer discounts and rebates for the purchase of such equipment in combinations with bundled services plans. Refer also to the second paragraph of page 114 and tell us how you account for these sales incentives as part of your multiple element arrangements under both IFRS and US GAAP. Tell us also how you account for direct costs for these phones and equipment in bundled multi-element arrangements. Specifically address why you appear to have changed your accounting method for these costs as described in the first paragraph of page 172, as EITF 00-21 (paragraph 17) did not reach a conclusion about how to account for such direct costs.
     We sell handsets separately and in connection with a service contract. As part of our strategy to acquire new customers, we sometimes sell handsets, in connection with a service contract, at below our acquisition cost. Because the handset subsidy is part of the Company’s strategy for acquiring new customers the Company recognizes the loss on the sale of handset at the time of the sale under both IFRS and U.S. GAAP. The direct costs for phones and

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

equipment are recognized as cost of sales when the products are delivered and accepted by the customer, for both separate sales of phones and equipment and sales as part of multiple element arrangements.
     We will modify the disclosure of our inventory accounting policy in future filings by adding the following sentence to the disclosure to make this policy more clear (refer to the response to Comment 17 for a complete modified inventory accounting policy).
          Additional proposed disclosure in the disclosure of inventory accounting policy included on page F-18 of our 2005 Form 20-F
     The Company sells handsets separately and in connection with a service contract. As part of its strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. Because the handset subsidy is part of the Company’s strategy for acquiring new customers the Company recognizes the loss on the sale of handset at the time of the sale.
     The disclosure on page 172 is referring to incremental direct costs of customer acquisition, such as commissions to sales channels. Our accounting policy is to defer incremental direct costs incurred related to the acquisition of a customer contract in a transaction that results in the deferral of revenue, up to the amount of revenue deferred. We amortize those costs over the expected customer relationship. This policy has been consistently applied for all periods under IFRS and U.S. GAAP. To clarify our accounting policy in this regard, we will modify the disclosure in future filings as follows:
          First paragraph on page 172 of our 2005 20-F (printed version) marked to show changes from original text contained in 2005 Form 20-F
          Under IFRS and U.S. GAAP, the ~~total revenues~~ consideration received relating to the multiple element arrangement ~~are~~ is allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under both IFRS and U.S. GAAP, certain activation and one-time fee elements, which are not part of a multiple element arrangement, are deferred and amortized over the expected duration of the customer relationship. With the prospective implementation of EITF 00-21 ~~U.S. GAAP~~, the revenue recognition policy and relative fair value allocation framework for multiple element arrangements under U.S. GAAP ~~is~~ are the same as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple element arrangements were based on their stated nominal amounts under U.S. GAAP, with certain activation and one-time fee elements ~~and related direct costs~~ deferred and amortized over the expected duration of the customer relationship. Under IFRS and U.S. GAAP, we defer incremental direct costs of customer acquisition, such as commissions to sales channels, for those sales for which we defer revenues. However, any costs in excess of the amount of deferred revenue are recognized immediately as expense. The deferred costs are amortized over the expected customer relationship. With the prospective implementation of EITF 00-21at the beginning of 2004, generally less revenue is deferred than in prior periods, especially with respect to multiple element arrangements. As a result, more of the incremental direct costs are recognized immediately as expense.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

          Note (48) Reconciliation of IFRS to U.S. GAAP (seventh paragraph thereunder marked to show changes from original text contained in 2005 Form 20-F)
          (g) Accruals and Other Differences
          Under IFRS and U.S. GAAP, the ~~total revenue~~ consideration received relating to a multiple-element arrangement ~~are~~ is allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under both IFRS and U.S. GAAP, certain activation and one-time fee elements, which are not part of a multiple element arrangement, are deferred and amortized over the expected duration of the customer relationship. With the prospective implementation of EITF 00-21~~U.S. GAAP~~, the revenue recognition policy and relative fair value allocation framework for multiple-element arrangements under U.S. GAAP ~~is~~ are the same as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple-element arrangements were based on their stated nominal amounts under U.S. GAAP with certain activation and one-time fee elements ~~and related direct costs~~ deferred and amortized over the expected duration of the customer relationship. Under IFRS and U.S. GAAP we defer incremental direct costs of customer acquisition, such as commissions to sales channels, for those sales for which we defer revenues. However, any costs in excess of the amount of deferred revenue are recognized immediately as expense. The deferred costs are amortized over the expected customer relationship. With the prospective implementation of EITF 00-21at the beginning of 2004 generally less revenue is deferred than in prior periods, especially with respect to multiple element arrangements. As a result more of the incremental direct costs are recognized immediately as expense.
Revenue Recognition
Service contracts, page F-28
5.	We note from the first paragraph of page F-24, the second paragraph of page F-25 and the third paragraph of page F-28 that a portion of your revenue is recognized over the service period, based on progress toward completion, proportional performance, or based on-separate contract elements or milestones. Expand your discussions of revenue recognition for IFRS and US GAAP and please provide the following disclosures:
•	Disclose how progress is measured (cost to cost, time and materials, units of delivery, units of work performed),

•	Identify types of contract payment milestones, and explain how they relate to substantive performance and revenue recognition events,

•	Disclose whether contracts with a single counterparty are combined or bifurcated,

•	Identify contract elements permitting separate revenue recognition, and describe how they are distinguished,

•	Explain how contract revenue is allocated among elements:
o	Relative fair value or residual method?

o	Fair value based on vendor specific evidence or by other means?

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     We have prepared below revised disclosures that we propose to include in applicable future filings. The revised disclosures are shown below (changes to existing disclosure are marked). Note that, although we do have contracts with payment milestones, we do not recognize revenue based on those milestones.
          First paragraph on page F-24 of our 2005 20-F (printed version)
          Revenue from systems integration contracts requiring the delivery of customized products is ~~construction contracts are accounted for based on proportional performance. The stage of completion is determined on the basis of costs incurred to date as a proportion of the estimated total costs.~~ recognized by reference to the stage of completion, as determined by the relationship of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from ~~construction~~ these contracts are classified in the balance sheet item “trade and other receivables.” Receivables from ~~construction~~ these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities ~~from construction contracts~~. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.
          First paragraph on page F-25 of our 2005 20-F (printed version) marked to show changes from original text
          Business Customers:
          Business Services
          Telecommunication Services include Network Services, Hosting & ASP Services, and Broadcast Services.
     Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Up-front installation fees and related costs are deferred and amortized over the estimated average period of customer retention. Revenues for voice and data services are recognized under such contracts when used by the customer. When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4, Determining whether an Arrangement contains a Lease, and IAS 17, Leases. Revenues from Hosting & ASP and Broadcast Services are recognized as the services are provided.
          Enterprise Services

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

          Enterprise Services derives revenues from computing and desktop services, systems integration and telecommunications services. Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price or fee is fixed or determinable and collectibility is reasonably assured.
          The terms of contracts awarded by Enterprise Services generally range from less than one year up to ten years.
          ~~Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract~~. Revenue from computing and desktop services is recognized as the services are provided using a proportional performance model. Revenue is recognized ratably over the contractual service period for fixed-price contracts and on an output or consumption basis for all other service contracts. Revenue from service contracts billed on the basis of time and material used is recognized ~~as the services are provided~~ at the contractual hourly rates as labor hours are delivered and direct expenses are incurred. ~~Revenue from systems integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price, milestone, or time and material-based. For fixed-price contracts, revenue is generally recognized based on proportional performance. For milestone contracts, revenue is recognized at the time a milestone is achieved and accepted by the customer. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered. Revenue from maintenance services is recognized over the contractual period or as the services are provided. Revenue from maintenance services is recognized over the contractual period or as the services are provided.~~
          Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.
          Revenue from rentals and leases is recognized ~~monthly as fees accrue~~ on a straight-line basis over the rental period.
          Revenue from systems integration contracts requiring the delivery of customized products is generally recognized by reference to the stage of completion, as determined by the relationship of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. For contracts including milestones, revenues are recognized only when the services for a given milestone are provided and accepted by the customer, and the billable amounts are not contingent upon providing remaining services.
          Revenue for telecommunication services rendered by Enterprise Services is recognized in accordance with the methods described under Business Services.
          When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17. When an arrangement contains multiple elements, such as hardware and software products, licenses and/or services, revenue is allocated to each element based on its relative fair value. Elements qualify for separation when the products or services have value on a stand-alone basis, fair value of the separate elements exists, and in arrangements that include a general right of refund for the delivered item, performance of the undelivered item is considered probable and substantially in Enterprise Services’ control. Fair value is generally based on vendor specific objective evidence (VSOE), the prices charged

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

when each element is sold separately. Fair value for software is determined based on VSOE or, in the absence of VSOE for all the elements, the residual method when VSOE exists for all of the undelivered elements. In the absence of fair value for a delivered element, Enterprise Services first allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element cannot be determined, revenue is deferred for the delivered elements until the undelivered elements are delivered. The amount of revenue recognized for delivered elements is limited to the amount that is not contingent on the future delivery of products or services or subject to customer-specified return or refund privileges. Separate contracts with the same entity or related parties, that are entered into at or near the same time, and that are interrelated or interdependent are evaluated as a single arrangement in considering whether there are one or more units of accounting. Revenues are recognized in accordance with the accounting policies for separate elements as described above.
6.	With a view to additional disclosure, tell us how the proportional performance method complies with the guidance of SAB Topic 13. Explain whether output or input measures are used for US GAAP purposes. If an input measure is used explain why such a method is a reasonable surrogate for an output measure purposes. A cost-to-cost approach to revenue recognition is generally not appropriate outside the scope of SOP 81-1 since it rarely gives a good estimate of proportional performance under US accounting standards. Please advice.
     For service contracts that are within the scope of SAB Topic 13, we recognize revenue on a straight-line basis unless there is evidence suggesting that revenue is earned or obligations are fulfilled in a different pattern, in which case we follow that pattern. Please refer to the response to comment 5 above for our proposed disclosure of our IFRS accounting policy for revenue recognition to be included in future filings. Because there are no differences in our revenue recognition policies between IFRS and U.S. GAAP, we have not included additional disclosures of our U.S. GAAP accounting policies. In the revised disclosure, we have clarified for which products we use costs incurred to measure progress-to-completion. This method is used only for arrangements that require significant production, modification, or customization of software as permitted by SOP 97-2. For service contracts, we have clarified that we recognize revenue ratably over the contractual service period for fixed-price contracts and on an output or consumption basis for all other service contracts. For contracts billed on the basis of time and materials, we have disclosed that revenue is recognized as the services are provided, an output measure.
(1) Goodwill and mobile communications licenses, page F-31
7.	Refer to the second paragraph of page F-32 and the impairment losses on the long-term assets in T-Mobile USA recognized in connection with the adoption of IFRS or shortly after that adoption. Compare and reconcile these losses to the $15.6 million of impairment loss recognized by T-Mobile USA under US GAAP for the year ended December 31, 2002. Tell us about the nature of any difference.
     T-Mobile USA, Inc. completed its annual impairment test for 2002 using its carrying values as of September 30, 2002 and recognized impairment charges of $15.6 billion in its

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

stand-alone financial statements. Of that impairment charge $6.4 billion related to goodwill and $9.2 billion related to licenses.
     The following table reconciles the goodwill impairment loss recognized by T-Mobile USA, Inc. in 2002 (as reported in its public reports) to the impairment loss recognized by Deutsche Telekom for its T-Mobile USA cash-generating unit upon adoption of IFRS.

T-Mobile USA, Inc. goodwill impairment loss recognized in 2002 under U.S. GAAP (as reported in T-Mobile USA, Inc.’s public reports)			$6.4 billion

Reconciliation

1.	Additional goodwill impairments included in the T-Mobile USA reporting unit for Deutsche Telekom purposes		$3.7 billion

2.	Difference between results of IFRS impairment test at January 1, 2003 for the T-Mobile USA cash-generating unit and step 1 of U.S. GAAP goodwill impairment test at September 30, 2002 resulting from:

	a.	Differences in the recoverable amount of the cash-generating unit and fair value of the reporting unit due to differences in the timing of measurement	$0.6 billion

	b.	Differences in the carrying value of the cash-generating unit and reporting unit	$(4.4) billion

3.	Difference resulting from step 2 of the U.S. GAAP impairment test		$(1.1) billions

T-Mobile USA cash-generating unit impairment loss at January 1, 2003 under IFRS			$5.2 billions

Exchange rate (€/$)			0.9529

T-Mobile USA cash-generating unit impairment loss at January 1, 2003 under IFRS			€5.0 billion
     The following is a discussion of the items included in the reconciliation above:
1.	The goodwill impairment recognized in Deutsche Telekom’s consolidated financial statements for 2002 was $3.7 billion more than that recognized in the stand-alone financial statements of T-Mobile USA, Inc. For Deutsche Telekom purposes, in addition to T-Mobile USA, Inc., we included the goodwill relating to our U.S. subsidiary Powertel Inc. in the U.S. mobile communications reporting unit (the “T-Mobile USA reporting unit”). Under U.S. GAAP we recognized a $10.1 billion impairment of the T-Mobile USA reporting unit’s goodwill in 2002.
2.	The impairment test of a cash-generating unit under IFRS is similar to the first step in the impairment test of goodwill in accordance with SFAS No. 142. The tests compare the recoverable amount of the cash-generating unit (IFRS) and the fair value of the reporting unit (U.S. GAAP) to the respective carrying values of those units. We explain the difference between the results of the IFRS impairment test and step 1 of the U.S. GAAP test below:
a.	The recoverable amount of the cash-generating unit for IFRS purposes measured at January 1, 2003 and the fair value of the reporting unit for U.S. GAAP purposes measured at September 30, 2002 were estimated using consistent assumptions and cash flow projections based on the most recent financial budgets/forecasts. The change in value during the period from September 30, 2002 to January 1, 2003 was caused by increases in the weighted-average-cost-of-capital and increases in net debt.

b.	The carrying value of both the cash-generating unit at January 1, 2003 and the reporting unit at September 30, 2002 are the sums of the carrying values of the individual assets and liabilities included in those units. The most significant

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

differences in the carrying values of individual assets relate to goodwill and licenses (net of related deferred taxes) as shown in the following table.

(billions of $)
IFRS goodwill at January 1, 2003 was less than U.S. GAAP goodwill at September 30, 2002	(9.8)
IFRS licenses at January 1, 2003 exceeded U.S. GAAP licenses at September 30, 2002	10.3
Deferred tax effect relating to differences in license values	(4.9)
Total difference: IFRS carrying value less than U.S. GAAP	(4.4)

The book value of goodwill included in the carrying value of the cash-generating unit at January 1, 2003 was $9.8 billion lower than the goodwill included in the test of the reporting unit for U.S. GAAP purposes at September 30, 2002. Under IFRS, the opening balance sheet as of January 1, 2003, included the goodwill that had been recognized under previous GAAP (German GAAP) as of December 31, 2002. That goodwill had already been subject to an impairment of $7.8 billion in 2002. In contrast to U.S. GAAP, goodwill was amortized under previous GAAP from May 31, 2001 (the date of the acquisition) through December 31, 2002. Under U.S. GAAP the goodwill was amortized from June 1, 2001 through December 31, 2001 (the final period before the implementation of SFAS No. 142.) In addition there were differences in the beginning carrying value of goodwill between U.S. GAAP and previous GAAP relating to the original purchase price allocation.

The book value of FCC licenses included in the carrying value of the cash-generating unit for IFRS purposes at January 1, 2003 was $10.3 billion higher than the carrying value of FCC licenses included in the reporting unit at September 30, 2002. For IFRS purposes the FCC licenses were recorded in the opening balance sheet at the original acquisition cost as allowed under IFRS1.B2(e). Under IFRS, the FCC licenses are indefinite lived assets, but do not generate cash flows independent from other assets. Therefore, the FCC licenses were grouped with the T-Mobile USA cash-generating unit for impairment testing. The impairment loss recognized for that cash-generating unit was entirely allocated to goodwill as required under IAS 36.104 leaving the carrying value of the FCC licenses unaffected. Under U.S. GAAP we recognized an impairment charge of $9.8 billion in 2002 (in accordance with paragraph 17 of SFAS No. 142) and amortization expense of $0.5 billion in 2001 (prior to the adoption of SFAS No. 142.) The differences in the carrying value of licenses result in deferred taxes that also affected the differences between the carrying values of the cash-generating unit for IFRS and the reporting unit for U.S. GAAP.

3.	Under IAS 36 an impairment loss is the amount by which the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

in use. The impairment test consists of a single step. In accordance with guidance in IAS 36.104, which requires that an impairment loss be first allocated to reduce the carrying value of the goodwill allocated to the cash-generating unit, and then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit, we recorded the entire impairment loss upon implementation of IFRS as a reduction of the carrying value of the goodwill.

As required by SFAS No. 142 we evaluate goodwill using a two-step process under U.S. GAAP. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step is completed to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. In step 2 of the T-Mobile USA impairment test at September 30, 2002 the implied fair value of goodwill was reduced because the fair value of certain other assets, such as customer relationships, exceeded their book value. This lower implied fair value for goodwill had the effect of increasing the impairment charge recognized for U.S. GAAP purposes beyond the difference measured in step 1 of the impairment test.
     To summarize, as allowed under IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”), we elected not to apply IFRS3, Business Combinations, retrospectively to past business combinations. As required by paragraph B2(g)(iii) of IFRS 1, we applied IAS 36, Impairment of Assets (“IAS 36”), in testing the goodwill for impairment at the date of transition to IFRS. As described above, we recognized a EUR 5.0 billion ($5.2 billion) impairment of the T-Mobile USA cash-generating unit’s goodwill upon the adoption of IFRS.
     In addition, we recognized a EUR 0.8 billion ($0.9 billion) impairment loss relating to the T-Mobile USA cash-generating unit reducing the carrying value of the goodwill by that amount when we performed our first annual test for impairment in accordance with IAS 36 in 2003.
8.	Further, please refer to the bottom carryover paragraph of page 41, which describes the termination of your network sharing joint venture with Cingular. For IFRS and US GAAP purposes, tell us how you accounted for the termination transaction as a whole and for each of the underlying exchanges between T-Mobile USA and Cingular. Discuss the new network services agreement with Cingular of portions of the California, Nevada and New York City markets and the amendment to your roaming agreement. Describe how you determined the value of the consideration exchanged and why an impairment charge was needed for your wireless licenses due to these transactions. Please, refer to all pertinent authoritative accounting literature in your response.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     Our response is organized into six sections addressing the following items:
A.	Summary of accounting under IFRS and U.S. GAAP

B.	Listing of accounting guidance;

C.	Background of the transaction;

D.	Accounting for the termination transaction as a whole and for each of the underlying exchanges between T-Mobile USA and Cingular, including the rationale for impairing our wireless licenses under IFRS;

E.	Discussion of the new network services agreements with Cingular and the amendment to our roaming agreement;

F.	How we determined the value of the consideration exchanged.
          A. Summary of accounting under IFRS and U.S. GAAP
     We accounted for the components of this transaction (“Transaction”) as one single transaction under IFRS and U.S. GAAP because of the interdependent nature of those components with respect to the entire agreement. Under IFRS, we determined the disposal of the spectrum license in New York triggered the need for an impairment review under IAS 36. We recorded the loss on the Transaction amounting to $1.5 billion as an impairment of the spectrum license that equalled the difference between the historical book value of the license and the net proceeds from the Transaction (IAS 36.21/66). The difference in losses on the Transaction recorded under IFRS and US GAAP was primarily driven by differences in the carrying value of T-Mobile USA’s New York spectrum to be exchanged in 2007 as described below. Under IFRS, we recognized the loss at the date the agreements comprising the Transaction were signed, because, although contingent upon the approval of the business combination between Cingular Wireless LLC (“Cingular Wireless”) and AT&T Wireless Services, Inc. (“AWS”), we believed that the Transaction was probable of occurring. Under US GAAP, we recognized the loss when the contingency relating to the business combination of Cingular Wireless and AWS had been removed (consistent with EITF 96-5).
     Under U.S. GAAP, we viewed the Transaction as resulting from a contractual obligation (i.e., the dissolution of the joint venture pursuant to the terms of the joint venture agreement as amended and the other related Transaction elements). The loss on the Transaction under U.S. GAAP of $0.8 billion was measured as the excess of book value of assets given up over the fair value of assets received. Because the consideration involved in the Transaction was largely cash, we used fair values, except for the components where we retained our interests in assets that we originally contributed to the joint venture (for those assets we used the book values). As mentioned above, we recognized the loss under U.S. GAAP when the contingencies relating to the business combination of Cingular Wireless and AWS had been removed.
          B. Listing of accounting guidance
     In determining how to account for the termination of the venture, the purchase of the California network and other associated agreements, we referred primarily to the following IFRS and U.S. GAAP guidance (the relevant portions of which are discussed in greater detail below in Section D.):

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

IFRS

IAS 31	Financial Reporting of Interests in Joint Ventures
IAS 18	Revenue
IAS 38	Intangible Assets
SIC 13	Jointly Controlled Entities – Nonmonetary Contributions by Venturers
IAS 16	Property, Plant, and Equipment
IAS 36	Impairment of Assets
IAS 39	Financial Instruments: Recognition and Measurement
IFRS 1	First Time adoption of IFRS
IFRS 3	Business Combinations
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
U.S. GAAP

EITF 00-21	Revenue Arrangements with Multiple Deliverables
EITF 01-8	Determining Whether an Arrangement Contains a Lease
APB 29	Accounting for Nonmonetary Transactions
EITF 01-2	Interpretations of APB 29
SFAS No. 141	Business Combinations
SFAS No. 142	Goodwill and Other Intangible Assets
SFAS No. 144	Accounting for the Impairment or Disposal of Long-Lived Assets
EITF 98-3	Determining Whether a Nonmonetary Transaction Involves Receipt of Productive assets or of a Business
SFAS No. 133	Accounting for Derivative Instruments and Hedging Activities
SFAS No. 5	Accounting for Contingencies
EITF 96-5	Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination
EITF 02-7	Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets
CON 7	Using Cash Flow Information and Present Value in Accounting Measurements
          C. Background of the transaction
     GSM Facilities LLC (“Venture”) was formed in 2001 as a means to share the wireless network of our subsidiary, T-Mobile USA (“T-Mobile USA”), owned and operated in the New York City metropolitan area (“NY”), and the network Cingular Wireless owned and operated in California and parts of Nevada (collectively “CA”), such that T-Mobile USA could provide T-Mobile USA branded service in CA and Cingular Wireless could likewise provide Cingular Wireless branded service in NY. When Cingular Wireless announced their merger (“Merger”) with AT&T Wireless (“AWS”) in the first quarter of 2004, Cingular Wireless no longer needed the Venture to provide service in NY. Cingular Wireless recognized that terminating the Venture on its existing terms, causing Cingular Wireless to regain full ownership to the shared network in CA, would likely present a competitive issue in getting regulatory approval for the Merger due to the resulting market concentration they would have had in CA. As a result, Cingular Wireless and T-Mobile USA (the “Partners”) entered into negotiations and ultimately signed definitive agreements on May 25, 2004 to dissolve the Venture. The agreements provided for, among other things, the modification of the original dissolution terms of the Venture, T-Mobile USA to purchase the shared network and certain spectrum licenses in CA, T-Mobile USA to provide network services to Cingular Wireless in CA and NY under a wholesale arrangement, T-Mobile USA and Cingular Wireless to exchange spectrum in the Venture markets, and amendment of the existing roaming agreement between the Partners to a nationwide agreement. These agreements were subject to completion of the Merger. The Merger closed on October 26, 2004. The dissolution of Venture and consummation of the other agreements occurred on January 5, 2005, with the exception of certain license exchanges and the potential purchase of additional CA spectrum under an option agreement which could not occur prior to January 2007.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

D.	Accounting for the termination transaction as a whole and for each of the underlying exchanges between T-Mobile USA and Cingular, including the rationale for impairing our wireless licenses under IFRS
     A key consideration in determining the appropriate accounting treatment for the dissolution of Venture and the other transactions contemplated in connection therewith was whether to treat these events as part of a unitary transaction or multiple transactions.
D.1 Accounting for the Transactions Separately or as Part of a Unitary Transaction
     We considered whether the dissolution of Venture, network acquisition and other transactions should be accounted for as separate transactions or as components of a single, integrated transaction. We concluded that the various agreements should be treated as components of a single transaction for the following reasons:
•	IAS 18.13 requires revenue recognition criteria to be applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. Similarly, as indicated in both EITF 00-21 paragraph 2 and EITF 01-08 paragraph 4, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement.

•	All of the agreements, including dissolution of Venture, purchase of the CA network and spectrum, the future exchange of spectrum, the option to purchase additional CA spectrum and the roaming agreement modifications, were negotiated simultaneously by one team of people and were signed and became binding at the same time. The terms and conditions of the individual agreements were interdependent. For example, T-Mobile USA could not supply the California service to Cingular Wireless without purchasing the California network and the effectiveness of any one agreement was contingent on the execution of all other agreements (e.g. no individual agreement could become effective without the execution of all other agreements). All the agreements were conditioned on completion of the Merger, although components of the overall transaction have or will occur at different times during the transition period.

•	In the event Venture was ever dissolved, the formation agreement included specific dissolution provisions including, potential termination penalties, the distribution of assets, settlement of capital accounts, timing for the transitioning of customers off the former Partner’s networks, the exchange of certain spectrum licenses or cash and other requirements necessary to effect the dissolution. The Partners agreed to significantly modify the original dissolution provisions as part of the give and take of the overall negotiations, including with respect to termination penalties, the method for settlement of the capital accounts, the spectrum license exchanges, and the transition of Cingular Wireless customers off the Venture network.

•	From the point of view of the negotiating team, the loss T-Mobile USA expected to incur in connection with the Transaction was considered on an aggregated basis with

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

respect to whether or not entering into these agreements made sense from a business perspective when compared to the original agreement.
     Under this unitary transaction approach, the value was determined for all components of the Transaction with the resulting excess of book value of assets given up over the fair value of assets received recognized as a loss on the Transaction. See Section F of this response for a summary of the value of consideration exchanged and a discussion of how such values were determined.
D.2 Accounting for the Dissolution of Venture and other Components of the Transaction, including the rationale for impairing our wireless licenses under IFRS
     The following is a discussion of the accounting treatment and associated guidance for both IFRS and U.S. GAAP relating to the dissolution of Venture and the other significant components of the Transaction. Each component of the Transaction is listed separately in bullet point form followed by relevant facts and the accounting treatment and associated guidance.
•	Upon the dissolution of GSM Facilities, the New York City wireless network was distributed to T-Mobile USA, and the California and Nevada network to Cingular Wireless
     In determining how to record the distribution of assets upon dissolution of Venture, a key consideration was whether or not the dissolution was a non-monetary transaction as this would determine the accounting basis for the assets returned to the Partners. Another key consideration was that the Partner capital accounts in Venture were tracked in the CA and NY markets separately. T-Mobile USA owned approximately 70% of the equity in the NY market. Upon dissolution, all of the assets in the NY market were distributed to T-Mobile USA including the 30% that had been funded by Cingular Wireless. Upon dissolution, Cingular Wireless made a “true-up” payment of $200 million to T-Mobile USA to settle the estimated remaining balance in the T-Mobile USA capital account which represented the difference in value between the assets in CA that T-Mobile USA had funded, that were distributed to Cingular Wireless, and assets in NY that Cingular Wireless had funded that were distributed to T-Mobile USA.
    IFRS
     All consideration was considered in the aggregate, consistent with the unitary transaction conclusion described above (refer also to IAS 18.13). The remaining 30% interest in the NY assets belonging to Cingular Wireless was acquired by T-Mobile USA from Cingular Wireless through settlement of the Partner equity accounts. In substance, T-Mobile USA retained ownership in its assets in Venture and purchased Cingular Wireless’s share of the jointly controlled entity.
     The NY assets originally contributed to Venture by T-Mobile USA were contributed at book value under the guidance in SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers, paragraph 5 (i.e. the assets contributed were similar to those contributed by the other venturer.) The effect of the dissolution of Venture with respect to those assets was essentially the reverse of the contribution and subsequent funding of

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

additional asset purchases by Venture. Since the earnings process was not complete, we concluded that it was appropriate to record the assets received (i.e. the 70% of the NY assets) at book value. This is consistent with the guidance in SIC 13.11.The remaining 30% is effectively an acquisition of assets from Cingular Wireless at fair value as part of the settlement of equity accounts.
U.S. GAAP
     In determining the accounting for the assets received upon the dissolution of Venture, we considered whether there had been a culmination of the earnings process and concluded, for the 70% of NY assets, that this had not occurred since those assets would continue to be used by T-Mobile USA in its business. As a result, we also concluded that use of book value to account for the 70% of the NY assets originally contributed or subsequently funded by T-Mobile USA was appropriate. The NY assets acquired from Cingular Wireless (30% of NY assets) were recorded at their fair value.
     We had considered whether EITF 01-2, “Interpretations of APB Opinion No. 29” which deals with exchanges of non-monetary assets was applicable to the Transaction. However, the Transaction as a whole included cash of $2.462 billion which was greater than 25% of the total consideration in the Transaction. EITF 01-2 paragraph 3(a) scopes out of APB 29 and EITF 01-2 transactions with significant boot. We also considered whether the dissolution of Venture could be viewed as a “non-pro rata split-off of certain nonmonetary assets to owners” as described in EITF 01-2, issue 12. This guidance was reviewed because the distribution of assets in NY and CA to the Partners did not follow the equity ownership percentages of the Partners. However, because the subsequent cash true-up payment was made to ensure that a pro-rata distribution of Venture was achieved, we concluded that issue 12 was not applicable in this situation.
•	T-Mobile USA and Cingular Wireless agreed to exchange spectrum previously used in the operation of Venture, such that each party retains 50% of such spectrum in each market; T-Mobile USA gave up 10 MHz of spectrum in the NY market to Cingular Wireless, and T-Mobile USA received 5 MHz of spectrum from Cingular Wireless in the CA market. The actual exchanges will occur after Cingular Wireless migrates its customers off the network, but no earlier than January 2007
     In the event Venture was dissolved, the dissolution provisions of the formation agreement required T-Mobile USA to transfer a 10 MHz license in metropolitan New York City (“NY License”), or an equivalent amount of cash under certain circumstances to Cingular Wireless, and Cingular Wireless was required to transfer various CA spectrum licenses, or cash under certain circumstances, to T-Mobile USA. In the overall negotiation of the Transaction, the Parties agreed that the spectrum would be exchanged at least two years after the dissolution of Venture.
     Through this spectrum exchange, T-Mobile USA will lose one third of its NY spectrum capacity which would have a negative impact on network capacity and quality in NY absent other mitigating actions. The NY License is a material part of our spectrum portfolio as NY is the largest single market in which T-Mobile USA operates and T-Mobile USA has more customers in that market than any other T-Mobile USA market. The loss of the spectrum would restrict T-Mobile USA’s ability to continue growing its customer base in the near term in this large market.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

NY License
IFRS, including the rationale for impairing our wireless licenses
     IAS 36 requires that impairment losses for a cash-generating unit (“CGU”) that includes goodwill be allocated entirely to goodwill until the goodwill balance has been reduced to zero. Using this approach in the retroactive adoption of IFRS, the impairment losses relating to the T-Mobile USA CGU recognized upon the initial adoption of IFRS at January 1, 2003 were applied entirely to goodwill leaving the historical spectrum values unchanged from their original purchase price and therefore readily determinable by market (refer to the response to Comment 7 for additional discussion).
     Our U.S. mobile communications business unit (T-Mobile USA) is the lowest level of CGU (refer also to the response to Comment 7). The obligation to dispose of the NY License within two years resulted in a change in the asset’s classification for impairment testing purposes. IAS 36.21 and 22 explain that the carrying value of an asset be tested separately from the single CGU (T-Mobile USA) when cash flows can be identified. This is often the case for an asset that is held for disposal. This is because the value in use of an asset held for disposal will consist mainly of the net disposal proceeds. As T-Mobile USA will dispose of the NY License, the carrying value of the NY License ($1.86 billion) will primarily be recovered through the disposal of the NY License (IAS 36.21 and 36.31a). Due to the disposal decision, the NY License generated independent cash flows (or flows of other assets) for the first time (IAS 36.22(b)). Therefore, the recoverable amount had to be monitored and tested outside of the CGU. In the past, the NY License could only be tested for impairment as part of a CGU (IAS 36.66/67) because it did not generate independent cash flows of its own. As such the NY License must be assessed for impairment separately based on its independent cash flows if there were any indicators of impairment (IAS 36.66).
     The obligation to dispose of the NY License fundamentally changed the basic assumptions regarding the recoverability of its carrying value for impairment purposes, and was viewed by management as an indicator of impairment under IAS 36.12. In the second quarter of 2004, T-Mobile USA conducted an impairment review of the NY License, the results of which are detailed in Section E below. No additional indicators were present to trigger an impairment test for the other spectrum licenses remaining in the CGU.
U.S. GAAP
     We considered whether the obligation to transfer the NY License was an indicator of impairment of the NY License value or our total license portfolio value under SFAS No. 142, Goodwill and Other Intangible Assets, and concluded that the market value of the licenses was not lower or impaired. Refer to section F below for an explanation on how we determined the carrying value of the NY License. The creation of the license exchange obligation upon dissolution of Venture, along with the other consideration and assets involved in the Transaction, resulted in an economic loss to T-Mobile USA due to the overall contractual terms of the Transaction, and not as a result of a decrease in the fair value of the NY License or our total license portfolio. The book value of the NY License was a component in determining the amount of the overall loss on the Transaction, and the book value should be retired at the time the license is transferred to Cingular Wireless.
CA licenses

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     We concluded that the CA licenses to be received from Cingular Wireless in exchange for the NY License represented an asset acquisition for both IFRS and U.S. GAAP that should be recorded at fair value consistent with the other acquired assets discussed above.
•	T-Mobile USA acquired 100% ownership of the CA wireless network immediately after the dissolution of Venture
     As previously noted, upon dissolution of Venture, 100% of the CA assets were distributed to Cingular Wireless. Therefore, T-Mobile USA acquired assets that were 100% owned by Cingular Wireless (through a separate legal entity owned by Cingular Wireless). Although on dissolution we had an equity interest in the California network, the book values and the fair values approximated one another.
IFRS
     We concluded that this component of the Transaction represented a purchase of assets from Cingular Wireless which should be accounted for at fair value based on the provisions of IAS 16.24. We considered the guidance in IFRS 3, Business Combinations, and concluded that the transaction did not represent the acquisition of a business. The definition of a business under IFRS is similar to that in U.S. GAAP and the arguments for why we did not acquire a business are the same as those included in the following U.S. GAAP discussion.
U.S. GAAP
     We considered whether the T-Mobile USA acquisition represented an asset purchase or a business combination. Accounting for the acquisition as an asset purchase would drive different accounting for consideration paid by T-Mobile USA in excess of the value of the assets received. Although this component of the Transaction was not considered a nonmonetary transaction for the same reasons described above, we considered “EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” as suggested in footnote 4 of SFAS No. 141. The EITF provides guidance for determining whether an asset group constitutes a business and defines a business as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” Businesses consist of (A) inputs; (B) processes applied to those inputs; and (C) resulting outputs that are used to generate revenues.
     T-Mobile USA acquired primarily certain long-lived assets (network assets) configured to carry wireless communication traffic. T-Mobile USA also acquired a limited amount of spectrum to be used to operate the network along with rights to acquire additional spectrum from Cingular Wireless in the future. This acquired spectrum was not sufficient to operate the network assets efficiently. No employees were part of the transaction although T-Mobile USA was entitled to receive various transition services from Cingular Wireless for up to six months, including labor services to operate the network. Cingular Wireless had no need to continue as a customer of T-Mobile USA utilizing the network after the acquisition, except for the time required to migrate its customers to the network it acquired from AWS. There was no other significant third party market for the communication services from the network. In essence, T-Mobile USA did not acquire the spectrum licenses or access to customers or

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

processes to acquire customers that would allow it to operate the set of assets acquired on a stand-alone basis to produce a viable revenue stream.
     We therefore concluded that the Transaction should be accounted for as a purchase of assets rather than a business combination. Accordingly, goodwill would not be recorded in connection with the Transaction. The elements of the network asset purchase would instead be recorded at fair value which would be considered together with the value of the other components of the Transaction to determine the overall gain or loss to be recognized by T-Mobile USA.
•	T-Mobile USA acquired 10 MHz of spectrum from Cingular Wireless in each of the San Francisco, Sacramento and Las Vegas Basic Trading Areas (BTAs) for USD 180 million
      The purchase of these licenses was an asset acquisition to be recorded at fair value under both IFRS and U.S. GAAP.
•	T-Mobile USA also acquired an option to purchase from Cingular Wireless an additional 10 MHz of spectrum in each of the Los Angeles and San Diego BTAs, under certain circumstances, effective two years after the initial closing of the transaction
     T-Mobile USA and Cingular Wireless agreed to enter into a joint bidding arrangement in order to attempt to buy additional spectrum in Los Angeles and San Diego from a third party. Under this arrangement T-Mobile USA would have rights to any spectrum licenses acquired and would be required to fund the entire purchase. However, if T-Mobile USA is not able to acquire any such spectrum under the joint bidding arrangement, it has the option to buy equivalent spectrum from Cingular Wireless after such two year period at a pre-established price. This arrangement ensured that T-Mobile USA could acquire the needed spectrum to operate the network and protected T-Mobile USA from increases in prices between the agreement date and the time they could purchase the additional spectrum licenses.
IFRS
     We considered whether the terms and conditions of the option agreement met the criteria to be classified as a financial instrument as described in IAS 39. We noted that the settlement of the option would require “physical” delivery of the licenses. The option could not be net settled. We also noted that the spectrum licenses are not readily convertible to cash and T-Mobile USA has no intention or historic practice of selling licenses for short term profit. We concluded that the own use exemption of IAS 39.5-7 applied. Since the option protects T-Mobile USA from price changes, it qualifies as an intangible asset (IAS 38.12) and was recorded at its fair value in accordance with IAS 38.25 — 32. In our view, the option does not represent a derivative under IAS 39 and therefore does not require periodic reassessment of fair value.
U.S. GAAP

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     Similar to IFRS, this option had value in the Transaction and a fair value assessment was required to account for the option agreement. However, no periodic remeasurement of the option agreement is required as it does not meet the definition of a derivative since it cannot be net settled as required for classification as a derivative under SFAS No. 133 paragraph 6.
•	T-Mobile USA agreed to provide network services to Cingular Wireless in parts of CA and NY under a wholesale arrangement during a four-year transition period following the dissolution of Venture. Cingular Wireless is obligated to pay a minimum of USD 1.2 billion over the four-year period for these services, based on network usage
     The network services agreement was an integral component of the Transaction and its accounting treatment reflects that fact. However, the agreement and its accounting treatment are discussed separately in Section E below.
•	Amendment of the existing roaming agreement between the Partners provides for a nationwide agreement.
     The agreement providing for reciprocal roaming rates for both companies was an integral component of the Transaction. However, the agreement and its accounting treatment are discussed separately in Section E below.
D3.Consideration of Treatment as Assets Held for Sale/Assets to be Disposed of by Sale
     We considered whether we are required under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, to classify the assets as held for sale. Although the NY licenses would not qualify for such classification (because the period to complete the sale was more than one year), classifying the assets as held for sale would have required us to record them at the lower of their carrying amount and fair value less costs to sell. This would have resulted in the same impairment loss as we recorded. Similarly, assets classified as held for sale under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets would be accounted for at the lower of their carrying amount and fair value less costs to sell. The NY licenses would not have qualified for such treatment under U.S. GAAP because the period to complete the sale was more than one year. As mentioned above, we believe that the fair value less cost to sell for the NY licenses is in excess of the carrying value. Accordingly no writedown would have been necessary if we had been required to classify the NY licenses as held for sale.
D4. Determination of When to Recognize the Loss on the Transaction
     As previously noted, the Transaction was expected to result in a loss under both IFRS and U.S. GAAP. We considered the following points in time at which the loss could be recognized:
1.	Signing date of definitive agreement between Cingular Wireless and T-Mobile USA in May, 2004. While a loss could be projected at this time, significant contingencies remained including board approvals, FCC approvals, and the regulatory uncertainty surrounding completion of the Merger.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

2.	Closing date of the Merger in October, 2004. By this date, the significant contingencies were removed, although the dissolution of Venture did not take place until January 5, 2005, and therefore control of the assets had not changed. At this point, both sides would be obligated to complete the transaction subject only to Cingular Wireless’s right to void the Transaction in the event conditions attached to regulatory approval of the Merger required Cingular Wireless to make other material divestitures in California.

3.	The closing date of the Transaction on January 5, 2005. This is the date at which most of the events related to the overall Transaction would occur, including the transfer of Cingular Wireless’s CA network to T-Mobile USA. However, the license exchange as discussed above will not occur until 2007.

4.	The future date the license exchange occurs following FCC approval.
IFRS
     We concluded that the date the definitive agreement was signed met the requirements to test the license for impairment as set forth in IAS 36.12(f). On that date, management believed that consummation of the Transaction was probable. In other words, this was the point at which management felt there was a significant change that resulted in an adverse effect on the entity (or expected to take place in the near future), primarily as a result of the anticipated transfer of the NY License to Cingular Wireless. Once all the components of the Transaction were completed, T-Mobile USA would incur a significant loss in overall net asset value, which suggests that an impairment of assets should be recorded on the date at which the definitive agreement was signed.
U.S. GAAP
     For U.S. GAAP purposes, we determined that the appropriate point at which to recognize the expected loss on the Transaction was upon completion of the Merger (regulatory approval was received on October 2004 and the Merger closed immediately thereafter). We considered the guidance in SFAS No. 5, Accounting for Contingencies and EITF 96-5, Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination in arriving at this conclusion. SFAS No. 5 provides that a loss should be recognized when a potential event giving rise to a loss is probable of occurring and when the loss can be reasonably estimated. As stated in the IFRS section above, management’s assessment was that it was probable that the Merger would be completed, and therefore the Transaction would be completed also. However, assessments of probability dependent on the outcome of a business combination were specifically addressed by EITF 96-5. EITF 96-5 specifically considered “...whether a liability ... that will be triggered by the consummation of [a] business combination should be recognized when (1) it is probable that the business combination will be consummated or (2) the business combination is consummated...”, and concluded that option number 2 should be followed. This conclusion is specifically relevant, by analogy, to our circumstance since it addressed a situation where the major contingency to recognizing a liability was completion of a business combination. The EITF’s conclusion was that the liability should not be recognized until the merger was completed, despite management’s assessment prior to the merger closing that it was probable the merger would be completed at a future date. On the basis of this guidance, we concluded the appropriate time to recognize the loss on the Transaction under U.S. GAAP was upon the closing of the Merger.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

E.	Discussion of the new network services agreements with Cingular Wireless and the amendment to our roaming agreement
     The network services agreement and the amendment to the then existing roaming agreement were also considered to be integral components of the overall Transaction (see discussion in Section D above).
Network services agreement
     Under the original terms of dissolution of Venture pursuant to the formation agreement, each Partner, in receiving the assets from Venture in either the NY or CA markets, was required to provide network services to the other Partner in that market to facilitate the orderly migration of the other Partner’s customers off the network. Those network services were to be provided at cost. This agreement was revised to allow Cingular Wireless to transition its customers from the networks in both markets, as T-Mobile USA would have acquired the CA network. Cingular Wireless committed to purchase 60 billion minutes of use (MOU) at a rate of $.02 per minute on a take or pay basis over a four year period. We determined that the rate per minute paid by Cingular Wireless exceeded T-Mobile USA’s cost per minute which was approximately $.01 at that time. In addition to the 60 billion guaranteed minutes, Cingular Wireless was also given an option to purchase additional MOU on similar terms if necessary to complete the transition of their customers off the networks. In determining the appropriate accounting for this network services arrangement, we considered the guaranteed 60 billion minute portion of the arrangement separately from the optional minute component.
     With respect to the 60 billion minute commitment, we concluded that the present value of the revenue stream in excess of our cost should be recorded as an intangible asset and amortized over the life of the arrangement on a per minute of use basis. We considered the following factors in arriving at that conclusion:
1.	We had an existing obligation under the dissolution provisions relating to Venture to provide transitional network services to Cingular Wireless at cost.

2.	The revenue stream was guaranteed.

3.	We had no alternative market for the network capacity that would be used to provide the services so there was no opportunity cost associated with providing the service.
     The present value of the future cash flow stream from this agreement in excess of our cost was recorded as an intangible asset at closing on January 5, 2005 and amortized pro rata over the service period based on usage.
     With respect to the optional MOU arrangement, we concluded no value should be assigned to it for the following reasons:
1.	Cingular Wireless was under no obligation to purchase these additional minutes.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

2.	We expected to have sufficient excess network capacity to provide these MOUs if required by Cingular Wireless due to capacity freed up from the initial migration of Cingular Wireless customers from T-Mobile USA’s network.

3.	We had no alternative use for the excess network capacity as it would be difficult to sell those MOUs to a third party during the four year term of the agreement.

4.	We did not expect Cingular Wireless to purchase these optional MOUs as the guaranteed 60 billion minutes was Cingular Wireless’s estimate of the minutes needed to successfully transition their customers from the network and T-Mobile USA has no objective basis for estimating a different amount.
     While this MOU purchase option likely had value to Cingular Wireless as a form of insurance, to which we had no visibility, T-Mobile USA incurred no direct costs or opportunity costs in committing these optional MOUs to Cingular Wireless and therefore had no basis for assigning any value to this arrangement.
     The network service agreement was treated identically under both IFRS and U.S. GAAP.
     Amendment of existing roaming agreement
     This component of the Transaction resulted in reciprocal roaming rates for both companies. The rates, terms and conditions agreed upon for this nationwide roaming contract were consistent with roaming agreements T-Mobile USA had entered into with other carriers. As the contract terms were at market rates at the time, no value was assigned to this component of the Transaction for IFRS or U.S. GAAP purposes.
F. How we determined the value of the consideration exchanged
     The following table summarizes the value of the consideration exchanged under both IFRS and U.S. GAAP with a further explanation set forth below:

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

		U.S. GAAP
Description of Item		In millions of $	IFRS	Explanation of Value Determination
1.	Cash consideration paid to Cingular Wireless	2,462	2,462	Fair value of cash
2.	Book value of NY License to be transferred to Cingular Wireless as part of license exchange	1,145	1,860	U.S. GAAP — Book value calculated as lower of original cost or fair value; IFRS — Book value of asset (equals original purchase price in 2001)
3.	Book value of T-Mobile USA investment in Venture	1,336	1,334	Carrying value of the equity investment
	Total carrying value of assets surrendered	4,943	5,656

4.	Network assets in NY received by T-Mobile USA upon dissolution of Venture	1,177	1,177	70% at book value, 30% at fair value
5.	CA licenses to be received from Cingular Wireless as part of license exchange	50	50	Fair value as determined by comparable market transactions
6.	Network assets in CA purchased from Cingular Wireless	2,180	2,180	100% at fair value based on depreciated replacement cost with an assemblage premium
7.	Licenses in San Francisco, Sacramento and Las Vegas purchased from Cingular Wireless	180	180	Fair value as determined by recent directly comparable market transaction
8.	License purchase option	21	21	Fair value using a CON 7 type probability model
9.	Network services contract	476	476	Fair value based on present value of cash received in excess of costs
10.	Miscellaneous assets received	44	44	Fair value determined using various methods
	Total carrying value of assets received	4,128	4,128

	Costs of transaction	4	4
	Total calculated loss / impairment	(819)	(1,532)

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

Cash consideration paid to Cingular Wireless
     On January 5, 2005, T-Mobile USA paid cash totalling $2.462 billion to close the Transaction. This included the $180 million for the purchase of CA spectrum licenses and was net of the $200 million payment from Cingular Wireless in settlement of the Venture capital accounts upon termination of Venture, both as described above.
NY License to be transferred to Cingular Wireless as part of license exchange
     As noted above, T-Mobile USA is required to transfer the NY License to Cingular Wireless in exchange for certain licenses in CA that Cingular Wireless is required to transfer to T-Mobile USA. The actual exchange cannot occur prior to January 5, 2007. For IFRS purposes, this obligation resulted in an impairment of the carrying value of the NY License. For U.S. GAAP purposes, the license transfer obligation was deemed to be a contractual obligation that resulted in a loss rather than a license impairment.
IFRS
     As previously noted, the obligation to transfer the NY License to Cingular Wireless required removal of the carrying value of the NY License from the single cash-generating unit, and an impairment review to be performed with respect to the NY License. Since the NY License would be disposed of, its value should be reduced to its recoverable amount from the $1.86 billion carrying value shown in the table above. However, since the Company received net assets as a result of the other exchanges and components of the Transaction, as detailed in this response, the impairment loss totalled $1.532 billion.
U.S. GAAP
     Our historical method of accounting for spectrum licenses was a key consideration in determining the book value of the NY License for use in recording the liability to Cingular Wireless and the retirement of the NY License upon transfer to Cingular Wireless in the future. With the adoption of SFAS No. 142 we determined that our spectrum licenses were indefinite lived intangible assets and that our spectrum portfolio represents one asset for impairment testing purposes in accordance with EITF 02-7 due to the way we operate the network utilizing the spectrum and the inability to segregate cash flows by license. Also, in September of 2002, we impaired our license portfolio, reducing its carrying value by approximately 40%. When testing impairment of indefinite-lived assets using the asset group approach prescribed under EITF 02-7, individual assets essentially lose their identity within the asset group. Because no individual license was impaired (the whole footprint was valued), we had not assigned a specific impairment amount to any individual license under U.S. GAAP. EITF 02-7 recognizes that the sum of the value of the individual assets may not necessarily equal the whole asset group (paragraph 5 c) which indicates it may be inconsistent to subsequently allocate the impairment amount to the individual assets in the asset group.
     EITF 02-7 does not provide any guidance regarding how to account for a partial disposition of an asset group, and we could not identify any other specific authoritative guidance. Since we had impaired the license asset group in 2002, we had no identifiable book value for the NY License as a basis for determining the loss associated with the exchange

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

transaction. We concluded the best approach to determine the value at which to record the loss and liability to Cingular Wireless was to use the lower of the current fair value or the original cost of the license as a proxy for its book value. One difficulty in taking this approach is that sales of individual NY licenses occur too infrequently to be used as a basis for valuing the license and such individual sales would not necessarily give an objective indication of the value of the license relative to the whole spectrum portfolio, given the aggregation premium inherent in the value of a national license footprint versus a single license in one market. We concluded that the best approach to determine the fair value of the NY License would be to measure the change in the value of the asset group based on the loss of the NY License by calculating the value of the entire license portfolio, both with and without the NY License (“With and Without Value”).
          In concluding that the lower of original cost or With and Without Value was the best approach for determining the value of the NY License, we considered the following:
1.	This approach recognizes that impairments based on EITF 02-7 asset groups cannot be allocated to individual assets in the group.

2.	In performing the With and Without Value calculations, we would be able to confirm that there was no impairment of the total license asset group before consideration of the license exchange obligation. Therefore, the With and Without Value calculated for the license should, at a minimum, correspond with the value of the NY License as part of the 02-7 asset group.

3.	By using the lower of original cost or With and Without Value, the NY License would not be removed from the asset group at an amount more than what T-Mobile USA paid for it. Since the value determined for the license is a proxy for its cost basis, no periodic revaluation of the license value is required prior to completion of the license exchange two years in the future. Also, no gain or loss would be recognized when the spectrum is removed from the asset group upon completion of the exchange.

4.	The removal of the NY License from the asset group upon future exchange under this approach will not trigger an impairment review of the remaining portfolio. In using this approach, the value decline in the asset group due to the exchange will be reflected in the provision to record the exchange obligation, so no impairment of the remaining footprint will be created from the eventual spectrum transfer.
          As noted above, no specific guidance is available for this type of transaction. The lower of original cost or With and Without Value approach appears to achieve a reasonable result in this situation.
T-Mobile USA investment in Venture
          The book value of the equity investment in Venture was essentially the same under both IFRS and U.S. GAAP as we have utilized the same accounting practices under both sets of accounting principles.
Network assets in NY received by T-Mobile USA upon dissolution of Venture

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

          As previously discussed, 70% of the NY assets distributed to T-Mobile USA upon dissolution of Venture were recorded at cost and the other 30% which had been funded by Cingular Wireless, were recorded at fair value. An independent valuation firm was engaged to determine the fair value of the 30% of the assets acquired from Cingular Wireless. The approach utilized was depreciated replacement value.
CA licenses to be received from Cingular Wireless as part of license exchange
          As noted above with respect to the NY License, there is not a large volume of spectrum transactions in these specific markets to use as the basis for determining the value of these licenses. However, these licenses are not in core major metropolitan areas so their values tend to correlate well with other similar markets around the country. Using these other comparable prices, we were able to estimate a value for these licenses of $50 million. This fair value estimate will be periodically reassessed until the license exchange is completed.
Network assets in CA purchased from Cingular Wireless
          As previously discussed, the CA assets T-Mobile USA purchased from Cingular Wireless were recorded at fair value. An independent valuation firm was engaged to determine the fair value of these assets. The approach utilized was depreciated replacement value with an assemblage premium since the assets were already assembled and configured as an operating network.
Licenses in San Francisco, Sacramento and Las Vegas purchased from Cingular Wireless
          The $180 million stated purchase price for this spectrum purchased from Cingular Wireless was determined to be fair value. Cingular Wireless had recently purchased this spectrum from a third party at virtually the same price. The spectrum was recorded at the $180 million fair value under both IFRS and U.S. GAAP.
License purchase option
          This agreement, granting T-Mobile USA the option to purchase the specified CA spectrum licenses at fixed prices within two years, only specified the future purchase price so an option value was inferred for accounting purposes. We engaged an independent valuation firm to compute the value of the option. Since there is not an active market for the specific types of licenses, or similar licenses, subject to the option to enable the use of the Black-Scholes option pricing model, the valuation firm utilized a probability-based model similar to that specified in Concept Statement No. 7 (“CON 7”). The model considered multiple future pricing scenarios for the licenses and assigned probabilities to the different scenarios to determine a future value for the licenses. That value was compared to the current value of the licenses which was based on prices inferred from recent observable market transactions. The option value was then computed as the difference between this current value and the expected future value, discounted for the two year term of the option.
Network services contract
          As discussed previously, the present value of the future cash flow stream from this agreement in excess of our cost was recorded as an intangible asset and amortized pro rata over the service period based on usage. We engaged an independent valuation firm to analyze historical operating expenses for these CA assets and to validate our projections of

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

future operating expenses to determine the excess of the contract price over our expected operating costs.
Miscellaneous assets received
          These assets received by T-Mobile USA are not significant to the Transaction and will therefore not be detailed here.
(5) Other operating income, page F-38
9.	We note your disclosure in the second paragraph of page 117 that “the increase in other operating income (EUR 690 million), compared to 2004, was mainly due to higher income from a reversal of provisions” mainly due to new arrangements for the financing of the Civil Service Health Insurance Fund that resulted in a reversal totaling EUR 783 million. Describe these financing arrangements in more detail and explain to us how they are accounted for under both IFRS and US GAAP. Please refer to all pertinent authoritative accounting literature in your response.

Background
          The Civil Service Health Insurance Fund (“Postbeamtenkrankenkasse” or “PBeaKK”) was set up by the German Government to provide health care insurance to those civil servants working for the state-owned Deutsche Bundespost (which also included Deutsche Telekom prior to its privatization) and their dependents. The civil servants could also obtain health care insurance from other privately run insurance companies. In either case, the civil servants are responsible for paying insurance premiums, and are entitled to reimbursement from the Government for a part of the health care cost not covered by the PBeaKK insurance.
          The civil servant status was not affected by the privatization of Deutsche Telekom on January 1, 1995, and therefore, the civil servants working for the companies succeeding the Deutsche Bundespost (Deutsche Post World Net AG, Postbank AG, and Deutsche Telekom AG, hereinafter together referred to as “Post-Succeeding Companies” or “PSC”) retained their civil servant status.
          Upon the privatization of Deutsche Bundespost, the German Government decided to close the PBeaKK to new members. Even though the civil servants are no longer governmental employees, but have been transferred to the respective PSC, the German Government remains responsible for protecting certain rights of those individuals. One of the measures taken was to protect the civil servants from the possible negative financial impact of rising insurance premiums (due to the aging of the population group as no younger, and therefore on average lower-cost, participants would be added). Accordingly, upon privatization, the government mandated that the insurance premiums paid by the civil servants could only be increased by PBeaKK according to a pre-determined mechanism with the result that it was probable that the PBeaKK would have a funding shortfall in the future. Additionally, in connection with the privatization, the German Government obligated the PSC to cover such future shortfalls. The PSC were also required to fund the operating costs of the PBeaKK. Apart from the funding requirement for the PBeaKK’s operating costs and any future shortfall, the PSC have no obligations regarding PBeaKK.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

          During 2005, the German Government revised the law related to the PBeaKK requiring the PSC to make a lump-sum payment to the PBeaKK (to reduce the estimated shortfall) and also empowered the PBeaKK to increase monthly insurance premiums from its participants and to implement cost control measures. This ability to increase premium contributions from the participating civil servants had the most significant impact on the estimated future shortfall to be covered by the PSC members. Based on the revised estimate, the Company reduced its estimated liability by approximately EUR 786 million. The Company continues to maintain an accrual of approximately EUR 300 million which represents the best estimate of our liability to the PBeaKK.
IFRS
          We believe the obligation to cover any shortfall of PBeaKK should be accounted for following IAS 37, Provisions, Contingent Liabilities and Contingent Assets, rather then IAS 19, Employee Benefits, as this obligation has arisen solely as a result of the privatization of Deutsche Bundespost and represents, in fact, a liability of the German Government that has been transferred to the PSC members. Moreover, the obligation does not relate to services rendered by employees but refers to an inherited obligation based on the structuring of the privatization in 1995. The funding shortfall could have been avoided (e.g. the German Government could have allowed Deutsche Telekom to continue to hire civil servants that could have joined the PBeaKK, thus having a more broad participation of young as well as older members). This also demonstrates that the funding shortfall is not related to the ongoing operations of the PSC members and therefore, does not represent an employee benefit within the scope of IAS 19.
          Under IAS 37.14, a provision shall be recognized when (i) an entity has a present obligation (legal or constructive) as a result of a past event (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and (iii) a reliable estimate can be made of the amount of the obligation.
          Upon privatization, the PSC companies assumed the legal obligation to compensate shortfalls of PBeaKK. We also concluded that it was also probable that we would be required to pay cash in the future to settle this obligation. Deutsche Telekom paid the shortfall of PBeaKK (after notification from the PBeaKK) for each year since privatization for which there was a shortfall. Therefore, all criteria of IAS 37.14 are met and the total amount of the accrual, based on an actuarial valuation, reflects the Company’s best estimate of the ultimate obligation. The liability is discounted in accordance with IAS 37.45. In addition, IAS 37.59 requires that provisions shall be reviewed at each balance sheet date and adjusted to reflect the present value of the current best estimate of the obligations. Revisions of such estimates are recognized through earnings.
          Due to the changes in the law in 2005, PBeaKK is now permitted to significantly increase the contributions to be received from the insured participants over time. Furthermore, the PSC members were required to make an aggregate lump sum payment of EUR 525 million (Deutsche Telekom’s portion amounted to EUR 238 million). Deutsche Telekom made such payment in December 2005. However, the PSC companies will still be responsible for any funding shortfalls in PBeaKK. This change in the timing of the funding does not impact the character of the obligation. As a result, Deutsche Telekom revised its current best estimate of its funding obligation. Deutsche Telekom concluded that it continues to be probable that the Company will have a future outflow of resources to settle its obligations to the PBeaKK. However, these obligations have been significantly reduced as a

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

result of the changes in the law in 2005. Based on our analyses, we reversed the amount of EUR 786 million.
U.S. GAAP
          We believe that the obligation to cover any shortfall of PBeaKK should be accounted for following SFAS No. 5, Accounting for Contingencies, rather than SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, or SFAS No. 112 Employers’ Accounting for Postemployment Benefits, as this obligation has arisen solely as a result of the privatization of Deutsche Bundespost and represents, in fact, a liability of the German Government that has been transferred to the PSC members. The obligation has no direct link to past or future service of the underlying civil servants obtaining insurance from the PBeaKK. The legal obligation is to meet any cash shortfalls of the PBeaKK and not to fund actual future healthcare costs. Accordingly, we do not believe that this obligation would meet the definition of an employee benefit obligation as defined under SFAS No. 106 or SFAS No. 112. However, this obligation would meet the definition of a contingent liability under SFAS No. 5 paragraph 8. By law, Deutsche Telekom (along with the other PSCs) is obligated to satisfy any funding shortfalls of the PBeaKK, which demonstrates that it is probable that a liability has been incurred. The amount of the liability is considered to be reasonably estimable based on an actuarial valuation that has been performed. As a result of the changes in the law in 2005, our obligations have been significantly reduced. Based on our analyses, we reversed the same amount for U.S. GAAP, EUR 786 million, as we reduced under IFRS.
10.	Describe for us the contents of the line item “income from transfers of costs” in the first table on page F-38. Tell us how these items are accounted for under IFRS and US GAAP. Please refer to all pertinent authoritative accounting literature in your response.
The “income from transfers of costs” includes the following items:
•	Income earned on the services of civil servants who have been used on a temporary basis by entities outside of the Deutsche Telekom group,

•	Fees collected from customers to reimburse us for certain costs incurred in collecting billed amounts, and

•	Network operation costs incurred by T-Mobile USA and charged to its joint venture with Cingular Wireless in 2003 and 2004.
            Under IFRS we applied the guidance in IAS 18, Revenue, recognizing these items as income when the amount can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to us; and the costs incurred for the transaction can be measured reliably. However, we do not classify these items as revenue, since they do not arise in the course of the ordinary activities of an enterprise as described in the definition of revenue in IAS 18.7:
Revenue is the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an enterprise when those inflows result in

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

increases in equity, other than increases relating to contributions from equity participants.
            Because they represent inflows of economic benefits to us, we believe that recording these items as other operating income under IFRS is appropriate. This presentation is also consistent with the example presentation of an income statement in IAS 1.92, which includes a line item labeled “Other Income”. In addition, presenting the items gross is appropriate because according to IAS 1.32 netting of other income with other expenses is not allowed.
            Under U.S. GAAP, we follow the guidance in SAB Topic 13 recognizing income when collectibility is reasonably assured, services have been rendered, and there is a fixed or determinable price. Under U.S. GAAP, similar to IFRS, these items do not meet the definition of revenues as defined in paragraph 78 of CON 6: Elements of Financial Statements, but do meet the definition of gains in paragraph 82 of CON 6.
Gains are increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.
            Furthermore, there is support in U.S. GAAP for presenting the reimbursements gross rather than netting them with the related costs. For example, EITF 00-10 Accounting for Shipping and Handling Fees and Costs, requires that amounts billed to the customer be reported as revenues and prohibits deducting the related shipping and handling costs from the related revenue.
            Although we believe that the accounting is appropriate under IFRS and U.S. GAAP, we will change the description of the line item in future filings to “Income from reimbursements” as this better reflects the nature of the income recorded.
(29) Other provisions, page F-78
11.	Clarify for us whether Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) includes post-employment benefits and if so tell us of your considerations about employee benefits disclosure per IAS 19 is required.
Please see our response to comment 9.
(48) Reconciliation of IFRS to US GAAP:
(a) Goodwill and other purchase price allocation differences, page F-133
Goodwill impairments, page F-134
12.	Disclose your accounting policy to assess and recognize impairment of goodwill under US GAAP.
            We will include the following disclosure in future filings (marked to show changes from the disclosures included in the 2005 20-F).

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

          Goodwill Impairments (from page F-134 of the 2005 Form 20-F printed version)
          Under both IFRS and U.S. GAAP, goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. As required by SFAS No. 142, Goodwill and Other Intangible Assets, the Company evaluates goodwill using a two-step process under U.S. GAAP. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step is completed to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.
          Because differences exist in the carrying amounts of cash generating units (IFRS) and reporting units (U.S. GAAP) and in the impairment test models, differences arise both in the carrying values of the units and in the carrying value of goodwill, resulting in differences in recognition and amount of impairment charges. In general, goodwill recognized in business combinations in periods prior to the first-time adoption of IFRS has been recorded in the opening IFRS balance sheet at the carryover values determined on the basis of German GAAP. Goodwill recorded under IFRS was subject to an impairment test at January 1, 2003, resulting in the recognition of impairment charges in the amount of EUR 5,953 million.
13.	Tell us how you determined the reporting units and what those reporting units are.
     We define our reporting units as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment is deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and SFAS No. 142, Goodwill and Other Intangible Assets, and related interpretive literature were used to determine our reporting units. Note that each of the reporting units represents a separate component of our operations for which discrete financial information is prepared and reviewed by senior segment management. The reporting unit structure follows our internal reporting and reflects the way we manage our business within our operating segments.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     For 2003 and 2004, the reporting units were as follows:

Operating segments	Reporting units
T-Com	T-Com Deutschland
MATAV (now Magyar Telekom)
Slovak Telekom
Croatia Telekom
T-Online	German Business
Subsidiaries
Projects
Mobile Communications	T-Mobile USA
T-Mobile UK
T-Mobile Netherlands
T-Mobile Czech Republic
T-Mobile Austria
T-Mobile Germany
T-Systems	IT Services
TC Services
     In 2004, we started to execute “DT2005” as an evolutionary development of our strategy. As a key step, as of January 1, 2005, we created three strategic business areas: “Broadband/Fixed Network,” “Mobile Communications” and “Business Customers.” These changes have been implemented as a result of technological developments, changing industry landscape (including competition) and changing customer needs.
          The formation of these three strategic business areas resulted in certain internal reorganizations, including, among others:
•	Broadband/Fixed Network: Certain T-Systems units—specifically wholesale and related platforms—were transferred to the new Broadband/Fixed Network Strategic Business Area (SBA), which includes the operations of T-Com and T-Online. Further, the proposed statutory merger of T-Online International AG into Deutsche Telekom AG was intended to accelerate our broadband strategy.

•	Mobile Communications: The activities of our Central and Eastern European mobile operations began to be reported through this strategic business area as of January 1, 2005.

•	Business Customers: Business customer activities and certain units of T-Com have been combined with relevant business units from T-Systems. These business units deliver services to small, medium and large business customers and have been transferred to the Business Customers strategic business area. T-Systems is responsible for our Business Customers strategic business area and has been reorganized into two business units:
(i) “T-Systems Enterprise Services” for global business accounts; and
(ii) “T-Systems Business Services” for small, medium-sized, and large entities.
     Further, the International Carrier Sales and Solutions unit, formerly reported under T-Systems, has been transferred to the Broadband/Fixed Network strategic business area. Several smaller units have also been transferred between T-Com and T-Systems.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     As a result of the changes in our organization, the composition of our operating segments changed with effect from January 1, 2005. The changes in operating segments also had the effect of changing the financial information reviewed by the segment management and as a result causing changes in our reporting units. For 2005, the reporting units were as follows:

Operating segments	Reporting units
Broadband/Fixed Network	T-Com
T-Online
Mobile Communications	T-Mobile USA
T-Mobile UK
T-Mobile Hungary
T-Mobile Netherlands
T-Mobile Czech Republic
T-Mobile Austria
T-Mobile Croatia
T-Mobile Slovakia
Mobimak
Monet
T-Mobile Germany
Business Customers	Enterprise Services
Business Services
(e)Financial Instruments
Interest Step-Up- /Step-Down Provisions.
14.	Tell us about the step-up/step down provisions in your bonds and other debt. Identify the bonds and other debt and describe the particular step-up/step down provisions in reasonable detail. Give us your computations and tell us how you adjust the carrying value of the debt to reflect the impact of the revised cash flows. Please refer to all pertinent international accounting standards in your response letter.
     The 2000 global bond, 2001 eurobond and 2002 global bond include interest rate adjustments (refer to the tables on pages F-61 and F-62 of the 2005 Form 20-F). The medium-term notes due on Dec. 4, 2007; Feb. 12, 2008; Oct. 7, 2009; Dec. 9, 2010; Sep. 26, 2012, Mar. 28, 2018; Dec. 4, 2019 and Jan. 24, 2003 and the liabilities to banks due on July 14, 2008 and July 13, 2010, include interest rate adjustments (refer to the tables on page F-63 of the 2005 Form 20-F). See also, pages 161 – 162 and 170 of the 2005 Form 20-F for additional disclosures relating to our interest step-up and step-down provisions.
     The interest rate payable on those bonds and medium-term notes (“bonds and MTNs”) is subject to adjustment during the life of the bonds and MTNs. In the event of a rating change by Moody’s and/or S&P that causes the ratings by both agencies to be below a reference rating (for example, below A3 for Moody’s and below A- for S&P for the 2000 global bond), the interest rate on the notes will be adjusted. The bonds and MTNs bear interest at the applicable initial interest rate from the date of issuance up until the first interest payment date after which this rating change occurs. Beginning with the first interest payment date after this rating change, the bonds and MTNs bear interest at the adjusted interest rate per annum. The adjusted interest rate per annum is the respective bond or MTNs’ initial interest rate increased by 50 basis points. If subsequent to a step-up in the interest rate as a result of a rating change by Moody’s and S&P, a new rating change by Moody’s and/or S&P causes the ratings of both agencies to be above the reference rating (for example, above Baa1 for Moody’s and above BBB+ for S&P for the 2000 global bond), the interest payable on the

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

bonds or MTNs will be decreased by 50 basis points beginning with the first interest payment date after such rating change. The interest rate payable on the liabilities to banks identified in the preceding paragraph also is decreased and increased by 50 basis points with credit rating upgrades and downgrades, respectively, that meet specific criteria.
     In April 2002, our credit rating was downgraded causing an increase of 50 basis points in the interest rates relating to the bonds and MTNs and the liabilities to banks identified above. In June 2005 the rating agencies upgraded our credit rating triggering a downward adjustment to the interest rates on the bonds and MTNs and the liabilities to banks identified above. We adjust the carrying amount of the bonds and MTNs and liabilities to banks pursuant to IAS 39 Financial Instruments: Recognition and Measurement paragraph AG8 in the period during which the rating change occurs.
If an entity revises its estimates of payments or receipts, the entity shall adjust the carrying amount of the financial asset or financial liability (or group of financial instruments) to reflect actual and revised estimated cash flows. The entity recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognised as income or expense in profit or loss.
     The following table shows the computations for the EUR 750 million tranche of the 2000 global bond for the period from issuance to maturity. We have shown the interest expense, carrying value, the adjustments to the carrying value resulting from the change in interest rates and the effective interest rates.
IFRS Example Computation of Adjustment to Carrying Amount of Liabilities

					Carrying
		Carrying			amount of	Adjustment
	Nominal	amount of	Interest	Interest	liability (end	to carrying	Effective
	interest	liability	payment	expense	of period)	amount	interest
Date	rate	(beginning	(2)	(3)	(4)	(5)	rate
(1)%		of period)	in €	in €	in €	in €	%
July 7, 2000					746,227,500
July 7, 2001	6.625	746,227,500	49,687,500	49,964,494	746,504,494		6.696
July 7, 2002	6.625	746,504,494	49,687,500	49,983,040	746,800,034		6.696
July 7, 2003	7.125	746,800,034	53,437,500	50,002,828	767,541,232	24,175,870	6.696
July 7, 2004	7.125	767,541,232	53,437,500	51,391,578	765,495,311		6.696
July 7, 2005	7.125	765,495,311	53,437,500	51,254,592	763,312,402		6.696
July 7, 2006	6.625	763,312,402	49,687,500	51,108,432	748,193,776	-16,539,559	6.696
July 7, 2007	6.625	748,193,776	49,687,500	50,096,148	748,602,424		6.696
July 7, 2008	6.625	748,602,424	49,754,077	50,190,853	749,039,200		6.696
July 7, 2009	6.625	749,039,200	49,620,923	50,085,371	749,503,648		6.696
July 7, 2010	6.625	749,503,648	49,687,500	50,183,852	750,000,000		6.696

(1)	The date represents the end of an interest period (except for July 7, 2000, the date of issuance)

(2)	Interest payment is calculated as the face value of the bond (€750 million) times the applicable nominal interest rate for the period

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

(3)	Interest rate is calculated as the carrying amount of the liability at the beginning of the period times the effective interest rate

(4)	The carrying value at the end of the period is the present value of future payments (interest and principal) discounted at the original effective interest rate. Because this table is presented to show the calculation of the “adjustments to the carrying amounts” it follows the timing of the actual changes in the cash flows which occur with the first interest period following the rate changes triggered by a change in the credit ratings. For the rating change that occurred in June 2005 the interest payments changed for the periods beginning July 8, 2005. For accounting purposes the adjustments to the carrying amount are recorded in the period during which the credit rating upgrade or downgrade causing a change in interest rate occurs. The adjustment relating to the rating change that occurred in June 2005 was recorded in the second quarter of 2005.

(5)	The adjustment to carrying amount is the present value of the change in cash flows as a result of the change in the nominal interest rate. For the adjustment resulting from the downgrade in credit rating in April 2002 the adjustment is calculated as a EUR 3.75 million (EUR 750 million multiplied by the 0.5% increase in the interest rate) increase in cash outflows, annually, discounted over eight years at 6.696%. For the adjustment relating to the credit rating upgrade in June 2005 the adjustment is calculated as a EUR 3.75 million decrease in cash outflows, annually, discounted over 5 years at 6.696%. For accounting purposes, the adjustments to the carrying amount are recorded in the period during which the credit rating upgrade or downgrade causing a change in interest rate occurs. The adjustment relating to the rating change that occurred in June 2005 was recorded in the second quarter of 2005.
Mandatory Convertible Bond, F-138
15.	Refer to the third paragraph of page F-138. Give us your calculations of and tell us how you calculated values of the equity and debt components of your mandatory convertible bonds under IFRS. Similarly, tell us how you determined the value of the 2005 special dilution payment under both International and US accounting standards. Also, tell us how you determined the reconciling amounts shown in the enclosed table. Please refer to all pertinent international and US accounting standards in your response letter.
     We determined the carrying value of the liability component of our mandatory convertible bond (“MCB”) as the fair value of a similar bond that did not have an associated equity component in accordance with IAS 32.32. We determined the fair value of the equity component, in accordance with IAS 32.32, by deducting the amount separately determined for the liability component from the fair value of the instrument as a whole. The fair value of the instrument as a whole is equal to the proceeds received at issuance.
     The following table summarizes the calculation of the fair value of the liability component measured as the sum of the present values of the cash outflows associated with a similar bond that did not have an equity component.

		Time	Amount	Interest rate	Present value
Payment	Date	(in years)	(millions of €)	(in %)	(millions of €)
Interest	June 1, 2004	1.27	188	4.50	178
Interest	June 1, 2005	2.27	149	4.53	134
Interest and principal	June 1, 2006	3.27	2,437	4.77	2,093

Fair value of the liability component					2,405

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     The interest rates assumed in the calculation shown above reflect market rates at the time of the MCB issuance.
     The following table shows the calculation of the fair value of the equity component at February 23, 2003, the date of the MCB issuance.

(millions of €)
Fair value of MCB as a whole	2,288
Less the fair value of the liability component	2,405

Fair value of the equity component	(117)
     Because the MCB was issued with a nominal interest rate of 6.5% that was higher than market interest rates at the date of issuance the fair value of the debt was higher than the proceeds we received.
     We determined the value of the special dilution payment using the Black-Scholes option pricing model for U.S. GAAP purposes. For IFRS purposes, as described in (c) below the following table, a special dilution payment would have been debited directly into equity when paid.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

     The following table summarizes the IFRS/U.S. GAAP differences relating to the MCB.

			Differences in net profit			Difference in shareholders’ equity
			For the year ended December 31			As of December 31
			2005	2004	2003	2005	2004	2003
			(millions of €)
Reversal of negative fair value of equity component recorded under IFRS	(a	)	—	—	—	117	117	117
Income expense difference	(b	)	(39)	(35)	(28)	(102)	(63)	(28)
Accrual for special dilution payment	(c	)	(45)	—	—	(45)	—	—

			(84)	(35)	(28)	(30)	54	89
Notes
(a)	Under U.S. GAAP, the MCB’s conversion feature neither represents an embedded derivative financial instrument nor is the recognition of the conversion feature as additional paid-in-capital required. We considered the guidance in EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (EITF 98-5), however, because the intrinsic value of the embedded conversion feature was zero we did not allocate a portion of the proceeds to additional paid-in capital. The entire proceeds from the bond issuance were initially recorded as a liability in accordance with APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Under IFRS (see discussion above) the fair value of the equity component at the date of the MCB’s issuance was recorded as a negative amount in shareholders’ equity. This equity component recorded for IFRS purposes was reversed for U.S. GAAP resulting in an IFRS/U.S. GAAP reconciling item within shareholders’ equity.

(b)	As described in note (a) above the entire proceeds of the MCB were recorded as a liability under U.S. GAAP. Because the fair value of the equity component recorded under IFRS was negative the initial amount of the liability recorded under IFRS was higher than under U.S. GAAP. Under IFRS this incremental liability was amortized as a reduction to interest expense over the term of the MCB using the effective interest method. The reduction of interest was not recognized for U.S. GAAP purposes and appears in the IFRS/U.S. GAAP reconciliation.

(c)	The MCB provided anti-dilution protection in favor of the creditors in the event of an extraordinary dividend payment. Pursuant to the MCB terms and conditions, an extraordinary dividend exists, for instance, when the total amount of the cash dividend per share for the financial year exceeds the average of the cash dividends per share of the two immediately preceding financial years. Since no dividend was paid for the financial years 2002 and 2003, the EUR 0.62 per share dividend payment for the financial year 2004 is classified as an extraordinary dividend pursuant to the definition in the bonds terms and conditions. Accordingly, Deutsche Telekom was obligated to decide at its own discretion, to either

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

(i) adjust the conversion ratio, or
(ii) make a cash payment,
if the stock price at the date of conversion was outside of the “corridor”.
Under EITF 98-5, where the conversion terms change based on the occurrence of a future event, the value of the contingent beneficial conversion feature is not recognized in the financial statements until the contingency is resolved. Therefore, the Company’s dividend declaration to its common stockholders’ that met the definition of an extraordinary dividend represented an event giving rise to a contingent beneficial conversion feature. Under the terms of this feature, the Company had the option to settle the contingent compensation payment in either shares or cash. Under U.S. GAAP (paragraph 7 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock), an expectation exists that this contingent obligation would be settled via issuances of shares (that is, by way of an adjustment to the exchange ratio). The contingent beneficial conversion feature in accordance with issue 7 of EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, would be recognized when the triggering event occurs, in this case if management expects to settle the extraordinary dividend feature by adjusting the conversion ratio. The beneficial conversion feature would be recognized (with a charge to earnings) only if the adjusted conversion price was ultimately lower than the stock price at issuance.
However, shortly after the declaration of the common stock dividend, the Company became legally obligated to settle this contingent obligation via payment in cash by making a firm public announcement as required under indenture agreement shortly after the annual shareholders meeting. The contingent compensation payment obligation (a right to the MCB holders) represents an embedded derivative for U.S. GAAP accounting purposes, since the potential cash payment is indexed to the Company’s stock price, which is not clearly and closely related to the debt instrument. Such an instrument would qualify as a derivative if freestanding, is cash settled and is not clearly and closely related to the debt host. Therefore, it qualifies as an embedded derivative under paragraph 12 of SFAS No. 133. Pursuant to SFAS No. 133, the contingent obligation arising from the derivative is measured at fair value, with changes in fair value being reported in earnings. The changes in fair value are to be re-measured (“marked-to-market”) and recorded quarterly. As noted above, the fair value has been measured each period using an option pricing model as the payment is indexed to the company’s stock price.
As described above, under IFRS we recorded both the equity and debt components of the MCB upon issuance. The anti-dilution protection was to compensate the MCB holders for the loss in the value of the equity resulting from a reduction of the company due to the dividend payment. Any payment resulting from the anti-dilution protection was therefore related to the equity component of the MCB and, in accordance with the guidance in IAS 32.35 to be debited directly into equity upon payment.
(f) Equity Investments, page F-140
16.	Give us a more detailed description of the expected future contributions and bank loan guarantees for Toll Collect, disclosed in the third and fifth paragraphs of page F 140;

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

Describe the contractual terms and explain to us why you accounted for them as you have disclosed on page F-140 under both International and US accounting standards. Give us your calculations. Tell us your consideration of the accounting guidance of FIN 46R for this investee under US GAAP and refer to all other pertinent international and US accounting standards in your response letter.
          In 2002, Deutsche Telekom, DaimlerChrysler Financial Services AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute), signed a contract (the “Operating Agreement”) with the Federal Republic of Germany to develop and, within a joint venture company, install and operate a system for electronic collection of tolls from all commercial vehicles over 12 tons gross vehicle weight using German highways. Deutsche Telekom and DaimlerChrysler Financial Services AG (“DaimlerChrysler”) each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both Toll Collect GbR and the joint venture company, Toll Collect GmbH, (together “Toll Collect”). We account for our 45% ownership interest in Toll Collect using the equity method of accounting.
          The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (the “equity maintenance undertaking”). However, Cofiroute’s maximum required investment is capped at EUR 70 million. This obligation will terminate on August 31, 2015, when the Operating Agreement expires (the Federal Republic has an option to extend the term of the Operating Agreement for up to three further years, i.e. 2018), or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH’s equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH’s operations to the extent necessary to reach the required minimum equity.
           In addition to the equity maintenance undertaking, we have guaranteed the repayment of EUR 600 million of Toll Collect bank debt.
           Under IFRS, we account for investment in the Toll Collect joint venture in accordance with IAS 31, Interests in Joint Ventures. As allowed by paragraph 38 of that standard we use the equity method to account for our interest in Toll Collect as described in IAS 28, Investments in Associates. In accordance with paragraph 30 of IAS 28 we provided for our share of losses, after reducing our interest in Toll Collect to zero, as a liability due to the existence of the equity maintenance undertaking. However, when recognizing these losses, we have considered our obligations to fund future Toll Collect losses as an onerous contract and recorded provisions for our present obligations under the contracts in accordance with IAS 37.66. The contract is onerous because the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received. This determination was made based on our business planning for the joint venture. The provision was calculated as our share of the losses recognized under the equity method taking into consideration our obligation to fund those losses and anticipated future losses.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

		Cumulative amount
	Present value of	recognized under
	estimated future	IAS in the Deutsche
	capital contributions	Telekom IFRS	Expense recognized
	to Toll Collect	balance sheet	in income statement
		(millions of €)
2003	955	442	442
2004	1,567	748	306
2005	1,565	748	—
          Under U.S. GAAP, we account for our investment in Toll Collect in accordance with APB 18: The Equity Method of Accounting for Investments in Common Stock (APB 18). Our share of its losses exceeds the carrying amount of our investment in Toll Collect. Due to our commitments to further support Toll Collect under the equity maintenance undertaking, we have continued to apply the equity method to the losses in Toll Collect in accordance with APB 18 paragraph 19(i).
          In the following table, we provide the calculations of the equity results we recorded in accordance with U.S. GAAP relating to our investment in Toll Collect.

			Amounts
		Amounts	recorded by
		recorded by	Deutsche
		Deutsche	Telekom (1)
	Toll Collect	Telekom	as a % of Toll
	(millions of €)	(millions of €)	Collect
Toll Collect net loss/Deutsche Telekom loss recognized in:
2003	510	230	45%
2004	1,071	511	48%
2005 (2)	166	83	50%

(1)	Cofiroute’s maximum required investment, which is capped at EUR 70 million, was reached in 2004. Prior to the limit being reached we recorded 45% of Toll Collect losses. Subsequent to that limit being met we recorded 50% of all Toll Collect losses.

(2)	Toll Collect recorded an adjustment of EUR 23 million relating to capitalization of software by restating its prior year financial statements. We recorded our share of the adjustment in our income statement in 2005 reducing the net amount of the Toll Collect-related loss recognized to EUR 71 million. We deemed the effect of the adjustment to be immaterial based on our assessment prepared following the guidance in SAB Topic 1-M, Materiality.
     Consideration of FIN 45
           We have also considered the recognition, measurement and disclosure requirements for the guarantees under FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34 (FIN 45). Because it was entered into before December 31, 2002 we did not apply the initial recognition and measurement provisions of FIN 45 to the guarantee represented by the equity

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

maintenance undertaking. While the guarantees of the repayment of bank debt are required to be accounted for in accordance with FIN 45, we believe that the fair value of those guarantees is not significant. The fair value of our guarantees of Toll Collect’s bank debt is not significant because the equity maintenance undertaking already provides protection for Toll Collect creditors by requiring the consortium members to fund Toll Collect operations to the extent necessary to maintain the required minimum equity.
     Consideration of FIN 46R
          Deutsche Telekom identified Toll Collect as a variable interest entity. In making the determination of the primary beneficiary (if any) of the entity we concluded that significant variable interests are held by the following partners:
•	Deutsche Telekom — based upon ownership and guarantees of debt

•	DaimlerChrysler — based upon ownership and guarantees of debt

•	The Federal Republic of Germany (government) — based upon existence of a fixed call option to acquire the operations, technology, and related assets of the entity at the end of the contractual period.
          Additionally, we identified the government as a related party to Deutsche Telekom under the guidance provided in FIN 46 paragraph 16. We determined that a majority of Toll Collect’s expected losses and residual returns are held by the combined group of Deutsche Telekom and the government. Under the guidance of FIN 46 we proceeded to identify which member of the related party (i.e. either Deutsche Telekom or the government) should be identified as the primary beneficiary.
           Paragraph 17 of FIN 46 provides guidance on this determination and thus consideration was given to existing principal-agent relationships, the activities of the variable interest entity, either party’s exposure to expected losses of the entity, and the design of the entity itself.
           We concluded that the government is more closely related to Toll Collect, in part because during the bidding process for selection of provider of the toll collection system, certain elements of the form, capitalization, activities, and selection of subcontractors was prescribed by the government. The government retains the right to the assets and their operation at the end of the contractual period. Further evidence that identification of the government as the primary beneficiary is supportable includes:
•	The government is the only entity that is authorized to assess and collect toll revenues on freeways within Germany,

•	The enterprise was created to only support the design and operations of this toll system,

•	It was not expected that the Toll Collect enterprise would undertake significant business development opportunities.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

(19) Inventories, page F-51
17.	Refer to the penultimate paragraph of page F-51 and explain to us what do you mean by “Of the inventories reported as of December 31, 2005, EUR 139 million (December 31, 2004: EUR 88 million; December 31, 2003: EUR 25 million) were recognized at their net realizable value.” Clarify why your inventories are not carried at the lower of cost and net realizable value as required by IAS 2.9. Disclose the cost formulas used to measure your inventories and disclose the carrying amount of inventories carried at fair value less costs to sell as required by IAS 2.36(a) and (c). Also disclose the amount of inventories recognized as an expense during each reporting period per IAS 2.36(d).
           On page F-51, we disclose the breakdown of inventories as required by IAS 2.36 (b). The total carrying value of inventory is EUR 1,097 million, EUR 1,154 million and EUR 972 million as of December 31, 2005, 2004 and 2003, respectively. Of the total carrying value EUR 139 million, EUR 88 million and EUR 25 million, for each respective period, are carried at net realizable value. The remaining inventory is carried at cost. We disclose in our accounting policy for inventories, on page F-18, that we carry inventories at the lower of cost and net realizable value. In addition, by stating that inventories are measured using the weighted average cost method we have met the requirements in IAS 2.36(a). We have revised, for inclusion in future filings, our accounting policy disclosure for inventories as follows:
           Inventories are carried at cost. Borrowing costs are not capitalized. Items of inventory are ~~written down at the balance sheet date if~~ carried at the lower of their net realizable value or cost. ~~is lower than their carrying amount Similar items of inventory are measured~~Cost is measured using the weighted average cost method. The Company sells handsets separately and in connection with service contracts. As part of its strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. Because the handset subsidy is part of the Company’s strategy for acquiring new customers the Company recognizes the loss on the sale of handset at the time of the sale.
           The amounts of inventory recognized as expense during 2005 and 2004 was EUR 5.7 billion and EUR 5.6 billion, respectively. We will disclose the amounts as required under IAS 2.36(d) in future filings in the footnote for “Inventories” in our consolidated financial statements. To the extent that we have inventories that we are required to carry at fair value less costs to sell in accordance with IAS 2, we will disclose the amounts as required by IAS 2.36(c). We had no such inventories as of December 31, 2005, 2004 and 2003.
(g) Accruals and other differences, page F-140
18.	Provides us a breakdown of the differences included in this adjustment for all periods presented.
     The following table presents a breakdown of the individual items included in accruals and other differences.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

						Differences in shareholders’
			Differences in net profit			equity
			For the years ended December 31,			As of December 31,
			2005	2004	2003	2005	2004	2003
			(millions of €)
Dissolution of joint venture with Cingular Wireless	(a	)	(19)	(638)	—	(710)	(607)	—
Accruals for voluntary early retirement (Altersteilzeit (“ATZ”))	(b	)	17	(18)	83	173	156	176
Accruals for personnel restructuring	(c	)	876	(16)	27	888	11	26
Servicing liability related to receivables sold	(d	)	(11)	36	(18)	(43)	(32)	(68)
Provisions for lease terminations	(e	)	—	(51)	51	—	—	51
Effect of discounting provisions	(f	)	7	54	(13)	(12)	(18)	(73)
Revenue recognition	(g	)	128	95	49	(96)	(224)	(316)
Adjustment to software development costs	(h	)	—	95	—	—	—	(95)
Effect from straight-line recognition of rent expense for contracts with schedule rent increases	(i	)	(4)	(35)	76	40	41	71
Compensation expense related to fair value of unvested options recorded in business combinations	(j	)	(3)	(7)	(29)	—	—	—
Provision for Mid-Term Incentive Plan (“MTIP”)	(k	)	18	6	—	25	6	—
Adjustment of amounts recorded in connection with sales of receivables in asset-backed securitizations	(l	)	—	85	—	—	—	(85)
Adjustment of prepaid rent	(l	)	31	(3)	(8)	—	(32)	(29)
Miscellaneous other adjustments			17	42	(48)	51	(3)	(23)
			1,057	(355)	170	316	(702)	(365)
          We have provided the descriptions of the individual IFRS/U.S. GAAP differences from the 2005 Form 20-F as contained on pages F-140 and F-141 together with supplemental explanations in italics below.
(a)	In 2004, the Company recorded an accrual of approximately EUR 607 million under U.S. GAAP to reflect the expected future losses resulting from the dissolution of the Company’s joint venture with Cingular Wireless. The Company recorded an additional loss of approximately EUR 19 million in 2005. Under IFRS, the Company recorded the expected loss as an impairment to certain intangible assets. The impairment charges recorded for IFRS purposes were EUR 1,250 million and EUR 19 million in 2004 and 2005, respectively. The difference is described in more detail in the response to comment 8 above.

(b)	The Company offers voluntary early retirement (Altersteilzeit (“ATZ”)) programs to certain employees in Germany. Under IFRS, provisions for the bonus to be paid in accordance with the voluntary early retirement programs are recorded at their present value, based on the number of employees expected to accept the offer. Under U.S. GAAP, the costs of the bonuses are measured based on the employees that have accepted the offer, and systematically recognized over the employees’ remaining service period. The accrual for ATZ under IFRS was EUR 173 million, EUR 156 million and EUR 176 million higher than the accrual for ATZ under U.S. GAAP at December 31, 2005, 2004 and 2003, respectively. Under U.S. GAAP we accounted for ATZ in a manner that was consistent with the guidance in EITF 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

Specified in Altersteilzeit Early Retirement Arrangements) for all periods including those before that EITF Issue became effective.
(c)	The Company has accrued certain personnel restructuring costs for IFRS based on the number of employees expected to voluntarily accept the company’s offer of termination. Under U.S. GAAP the costs are recognized when the employee accepts the termination offer. The accrual for such costs under U.S. GAAP was EUR 888 million lower than the accrual under IFRS at December 31, 2005. We account for the obligations for voluntary personnel termination benefits in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

(d)	The Company has entered into agreements to sell, on a continual basis, certain eligible trade receivables to Special Purpose Entities (“SPEs”). Under IFRS these SPEs are consolidated and included in the Company’s consolidated financial statements, whereas under U.S. GAAP the SPEs are considered Qualifying Special Purpose Entities (“QSPEs”) and are therefore not consolidated. As a result, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale for U.S. GAAP. The measurement of the gain or loss depends on the carrying bases of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. Under these agreements, the Company retains without remuneration the servicing obligation relating to the sold receivables. Under U.S. GAAP the Company has recorded a liability of EUR 43 million, EUR 32 million and EUR 68 million at December 31, 2005, 2004 and 2003, respectively, for the future costs to be incurred relating to the sold receivables. Under U.S. GAAP we have recognized servicing liabilities where we have an obligation to service financial assets sold under asset-back securitization programs in accordance with paragraph 13 of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.

(e)	Differences exist between IFRS and U.S. GAAP with respect to leased assets that no longer are used. Under IFRS the Company records a loss provision, measured at the present value of future rentals reduced by estimated sublease rentals when the expected economic benefits of using the property fall short of the unavoidable costs under the lease. Under U.S. GAAP the loss provision is recognized when the property has been vacated. Under U.S. GAAP we account for operating lease terminations in accordance with paragraph 16 of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and have accrued for lease termination when the leased property is vacated. Such costs, accounted for as provisions for onerous contracts under IFRS 37, are generally recognized at an earlier point in time under IFRS than under U.S. GAAP.

(f)	Under IFRS liabilities are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard. This difference relates to provisions, discounted in accordance with IAS 37.45, where discounting for the same obligations is not allowed under U.S. GAAP.

(g)	Under IFRS and U.S. GAAP, the total revenue amounts relating to a multiple-element arrangement are allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under U.S. GAAP, the revenue recognition policy and relative fair value allocation framework for multiple-element arrangements is the same

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple-element arrangements were based on their stated nominal amounts under U.S. GAAP, with certain activation and one-time fee elements and related direct costs deferred and amortized over the expected duration of the customer relationship. Under IFRS and U.S. GAAP when an arrangement conveys the right to use property, plant or equipment that right shall be treated as a lease. As allowed under EITF 01-8, Determining Whether an Arrangement Contains a Lease, the Company applied the guidance prospectively under U.S. GAAP to all arrangements agreed to, committed to or modified after December 31, 2003. Under IFRS the Company has applied the guidance included in IFRIC Interpretation 4, Determining Whether an Arrangement Contains a Lease, to all arrangements. Refer to the response to comment 4 above for additional discussion and proposed revised disclosure relating to this difference.

(h)	In 2004, the Company recorded an adjustment of approximately EUR 80 million to capitalize software development costs, of which approximately EUR 23 million related to the year ended December 31, 2003 and EUR 27 million related to earlier periods. Following the finalization of the analysis and documentation relating to this item we determined that the total adjustment recorded in 2004 was EUR 95 million and the amount recorded relating to periods prior to 2003 was EUR 72 million.

(i)	In 2004, the Company recorded a deferred credit of approximately EUR 147 million (net of unrealized currency translation gains of approximately EUR 30 million) and a related charge for U.S. GAAP purposes to recognize rent expense on a straight-line basis for certain operating leases with scheduled rent increases. This amount represents a cumulative amount, of which approximately EUR 58 million and EUR 34 million related to the years ended December 31, 2003 and 2002, respectively, and were deemed to be immaterial.

The amounts in the table above are the IFRS/U.S. GAAP differences representing several lease-related items. The adjustments mentioned in the disclosure in Note (48)(g) of our 2005 Form 20-F represent the total corrections recorded in 2004 for U.S.GAAP purposes relating to the recognition of rent expense on a straight-line basis in accordance with SFAS No. 13, Accounting for Leases. Under U.S.GAAP prior to December 31, 2004, we did not assume the exercise of available renewal options in accounting for operating leases. In 2004 we reevaluated our accounting for operating leases and the related useful lives for depreciating leasehold improvements following publication of a letter issued by the Office of the Chief Accountant of the SEC on February 7, 2005. In light of our investment in the rented sites, including acquisition costs and leasehold improvements, we have determined that the exercise of certain renewal options was reasonably assured at the inception of the leases. Accordingly, we have corrected our accounting to recognize rent expense, on a straight-line basis, over the initial lease term and renewal periods that are reasonably assured, and to depreciate the associated leasehold improvements and other related assets over the lesser of their useful lives or their respective lease terms. Under IFRS we assumed the exercise of available renewals in accounting for operating leases and the related useful lives for depreciating leasehold improvements for all periods.

The differences in the table include the effects of the adjustment described above and a related IFRS/U.S. GAAP difference that is caused by the capitalization of rental costs during the construction period for U.S. GAAP purposes only. Under U.S. GAAP we

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

capitalized rental costs incurred during the construction period prior to the implementation of EITF 05-3, Accounting for Rental Costs Incurred during the Construction Period on January 1, 2006. The amount of costs we capitalized was increased by the adjustment recorded in 2004 to recognize rent expense on a straight-line basis. The IFRS/U.S. GAAP deltas in the table above include both this adjustment and the recurring differences between IFRS and U.S. GAAP. Beginning with our Form 20-F for the year ended December 31, 2006 we will report the difference relating to capitalized rental costs incurred during the construction period together with the differences relating to Fixed Assets.

(j)	Under U.S. GAAP we accounted for unvested stock options granted in exchange for awards held by acquired companies in accordance with paragraph 85 of FIN 44, Accounting for Certain Transactions Involving Stock Compensation. The fair value of the options granted was considered to be part of the purchase price and, because further service was required in order for the options to vest, we recognized a portion of the intrinsic value as unearned compensation and recognized the compensation expense over the vesting period. The intrinsic value allocated to unearned compensation was deducted from the fair value of the options included in purchased price. The business combinations for which we exchanged options and accounted for the unvested options as described above occurred prior to our adoption of IFRS. As allowed under IFRS 1 we have not applied IAS 22, Business Combinations to those transactions, but have elected to apply the principles used under our previous GAAP (“German GAAP”). Under German GAAP we did not account for the unvested options exchanged following a business combination.

(k)	Under U.S. GAAP we accounted for our MTIP in accordance with SFAS No. 5, Accounting for Contingencies. Under IFRS we accounted for the MTIP recording an accrual for its fair value.

(l)	We recorded adjustments to correctly state amounts recorded on sales of receivables in connection with asset-backed securitization programs and rent prepayments in 2004 and 2005, respectively.
We deemed the adjustments mentioned in (h), (i) and (l) above to be immaterial based on our assessment prepared following the guidance in SAB Topic 1-M, Materiality.
19. Disclose how you account for the loss on the sale of handsets under both IFRS and US GAAP.
          We will include the IFRS accounting policy disclosure in future filings (see the disclosure in the response to comment 4 for an explanation of this policy). Because we account for the loss on the sales of handsets under U.S. GAAP in the same way, we respectfully submit that there is no requirement to include separate disclosure of our accounting policy under U.S. GAAP.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
October 30, 2006

On behalf of the Company, the undersigned hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Additionally, we appreciate the Staff’s accommodation with respect to the time within which to respond to the Staff’s letter of comment dated September 19, 2006 and believe that the foregoing is responsive to the letter of comment. As set forth above, in the responses to the Staff’s comments, we do not believe that an amendment of our Form 20-F for the fiscal year ended December 31, 2005 is necessary, and we undertake to make appropriate modifications in our future filings. Any additional comments or requests for information should be directed to the undersigned at +49 228 181 87000.
Respectfully submitted,
/s/ Guido Kerkhoff
Guido Kerkhoff
Senior Executive Vice President
Group Accounting and Controlling

CC:	Ivette Leon (SEC — via overnight courier)
Joseph M. Kempf (SEC — via overnight courier)
Kai-Uwe Ricke
Chief Executive Officer
Deutsche Telekom AG
Dr. Karl-Gerhard Eick
Chief Financial Officer
Deutsche Telekom AG
John Palenberg, Esq.
Cleary, Gottlieb, Steen & Hamilton
Hendrik Hollweg
Ernst & Young AG Wirtschaftspruefungsgesellschaft
Andreas Menke
Pricewaterhouse Coopers Aktiengesellschaft Wirtschaftspruefungsgesellschaft